Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Boulder Brands, Inc.

at

$11.00 Per Share, Net in Cash,

by

Slope Acquisition Inc.

a wholly owned subsidiary of

Pinnacle Foods Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 7, 2016, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE SO EXTENDED, THE “EXPIRATION DATE”), UNLESS EARLIER TERMINATED.

Slope Acquisition Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Pinnacle Foods Inc., a Delaware corporation (“Pinnacle”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (each, a “Share”), of Boulder Brands, Inc., a Delaware corporation (“Boulder”), at a price of $11.00 per Share, net to the seller in cash, without interest (the “Offer Price”) and less any applicable withholding tax, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented, this “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made for all outstanding Shares, and not for options to purchase Shares or other equity awards. The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of November 24, 2015, by and among Boulder, Pinnacle and the Purchaser (collectively, the “Parties”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Boulder, with Boulder continuing as the surviving corporation and a wholly owned subsidiary of Pinnacle (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares held by Boulder or any of its wholly owned subsidiaries as treasury stock or owned by Pinnacle or any of its subsidiaries, including the Purchaser, all of which will be cancelled and shall cease to exist, and (ii) Shares owned by stockholders of Boulder who or which is entitled to demand, and who properly demands, appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”), will be converted into the right to receive an amount in cash equal to the Offer Price, less any applicable withholding tax.

THE BOULDER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BOULDER’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

Boulder’s board of directors (the “Boulder Board”) has unanimously (A) approved and declared fair and advisable and in the best interests of Boulder the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”), (B) determined that it is in the best interests of Boulder and its stockholders that Boulder enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement and (C) resolved that the Offer was approved and to recommend to the stockholders of Boulder that they accept the Offer and tender their Shares pursuant to the Offer. At 9:00 a.m. (New York City time) on the date of, and as soon as practicable following the time Purchaser accepts for payment of all Shares validly tendered and not withdrawn pursuant to the Offer (such time that Shares are accepted, the “Acceptance Time”), and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Pinnacle, the Purchaser and Boulder will cause the Merger to become effective without a meeting of the stockholders of Boulder to adopt the Merger Agreement or any other action by the stockholders of Boulder in accordance with Section 251(h) of the DGCL.

There is no financing condition to the Offer. The Offer is subject to the satisfaction of the “Minimum Tender Condition,” the “Regulatory Condition” and the other conditions described in Section 15—“Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 3 through 10 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares pursuant to the Offer.

December 9, 2015

IMPORTANT

Any stockholder of Boulder wishing to tender Shares pursuant to the Offer must (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions therein and mail or deliver the Letter of Transmittal and all other required documents to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”) together with certificates representing the Shares tendered or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

Any stockholder of Boulder who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined in the Introduction to this Offer to Purchase) or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined herein and identified below) or the Dealer Manager (as defined herein and identified below) at their respective addresses and telephone numbers set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Letter of Transmittal, certificates for Shares and any other required documents must reach the Depositary prior to the Expiration Date, unless the guaranteed delivery procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” are followed.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Bankers and Brokers Call: (212) 269-5550

Others Call Toll Free: (800) 499-8159

The Dealer Manager for the Offer is:

767 Fifth Avenue

New York, New York 10153 Call toll free: (888) 479-7463

SUMMARY TERM SHEET

Slope Acquisition Inc., a wholly owned subsidiary of Pinnacle Foods Inc., is offering to purchase all outstanding Shares at a price of $11.00 per Share, net to the seller in cash, without interest and less any applicable withholding tax, upon the terms and subject to the conditions set forth in the Merger Agreement, this Offer to Purchase and the accompanying Letter of Transmittal. The following are some questions you, as a stockholder of Boulder, may have about the Offer and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the accompanying Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the accompanying Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “Purchaser,” “we,” “our,” or “us” refer to Slope Acquisition Inc.

Who is offering to buy my Shares?

We are Slope Acquisition Inc., a Delaware corporation recently formed for the purpose of making this Offer. We are a wholly owned subsidiary of Pinnacle Foods Inc. or “Pinnacle,” a Delaware corporation. We were organized in connection with the Offer and have not carried on any activities other than entering into the Merger Agreement and activities in connection with the Offer. Upon the terms and subject to the conditions set forth in this Offer to Purchase, we will purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer. See Section 9—“Certain Information Concerning Pinnacle and the Purchaser.”

In more than 85% of American households, consumers reach for Pinnacle brands. Pinnacle is ranked on Fortune Magazine’s 2015 Top 1000 companies list. Pinnacle is a leading producer, marketer and distributor of high-quality branded food products, which have been trusted household names for decades. Headquartered in Parsippany, NJ, Pinnacle’s business employs an average of 4,500 employees. Pinnacle is a leader in the shelf-stable and frozen foods segments and their brands hold the #1 or #2 market position in 10 of the 14 major categories in which they compete. Pinnacle’s Birds Eye Frozen segment manages brands such as Birds Eye®, gardein™, Birds Eye Steamfresh®, C&W®, McKenzie’s®, and Freshlike® frozen vegetables, Birds Eye Voila!® complete bagged frozen meals, Van de Kamp’s® and Mrs. Paul’s® frozen prepared seafood, Hungry-Man® frozen dinners and entrees, Aunt Jemima® frozen breakfasts, Lender’s® frozen and refrigerated bagels, and Celeste® frozen pizza. Pinnacle’s Duncan Hines Grocery segment manages brands such as Duncan Hines® baking mixes and frostings, Vlasic® and Vlasic Farmer’s Garden® shelf-stable pickles, Wish-Bone® and Western® salad dressings, Mrs. Butterworth’s® and Log Cabin® table syrups, Armour® canned meats, Brooks® and Nalley® chili and chili ingredients, Duncan Hines® Comstock® and Wilderness® pie and pastry fruit fillings and Open Pit® barbecue sauces. Pinnacle’s Specialty Foods segment manages Tim’s Cascade Snacks®, Hawaiian® kettle style potato chips, Erin’s® popcorn, Snyder of Berlin® and Husman’s® snacks in addition to Pinnacle’s food service and private label businesses. See Section 9—“Certain Information Concerning Pinnacle and the Purchaser.”

Pursuant to the Merger Agreement, the Purchaser has agreed to, and Pinnacle has agreed to cause the Purchaser to, upon the terms and subject to the conditions in this Offer to Purchase and the accompanying Letter of Transmittal, accept and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer.

How many shares of Boulder common stock are you offering to purchase?

We are seeking to purchase all of the issued and outstanding Shares, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay for my Shares and what is the form of payment?

We are offering to pay $11.00 per Share, net to you, in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions contained in this Offer to Purchase and the accompanying Letter of Transmittal.

Will I have to pay any fees or commissions if I tender my Shares pursuant to the Offer?

If you are the record owner of your Shares and you directly tender your Shares to us pursuant to the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Why are you making the Offer?

We are making the Offer because the Purchaser and Pinnacle want to acquire Boulder. See Sections 1—“Terms of the Offer” and 13—“Purpose of the Offer; No Stockholder Approval; Plans for Boulder.”

Is there an agreement governing the Offer?

Yes. Boulder, Pinnacle and the Purchaser have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 12—“The Transaction Agreements.”

Has the Boulder Board approved the Offer?

Yes. After careful consideration, the Boulder Board unanimously (A) approved and declared fair and advisable and in the best interests of Boulder the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”), (B) determined that it is in the best interests of Boulder and its stockholders that Boulder enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement and (C) resolved that the Offer was approved and to recommend to the stockholders of Boulder that they accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, the Boulder Board has unanimously recommended that you accept the Offer and tender your Shares pursuant to the Offer. Boulder’s full statement on the Offer is set forth in its Schedule 14D-9, which will be filed with the SEC in connection with the Offer and will be mailed to the stockholders of Boulder with this Offer to Purchase and the Letter of Transmittal. See the “Introduction” to this Offer to Purchase.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

there having been validly tendered and not validly withdrawn prior to the Expiration Date that number of Shares which, when added to any Shares already owned by Pinnacle or the Purchaser or any of their respective subsidiaries, but excluding, for the avoidance of doubt, any Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, would represent at least a majority of the sum of: (i) all Shares then issued and outstanding and (ii) all Shares that Boulder may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding in-the-money options, warrants or securities convertible or exchangeable into Shares, or other in-the-money rights to acquire or be issued Shares. We refer to this condition as the “Minimum Tender Condition,” which is more fully described in Section 15—“Conditions of the Offer”; and

•	the waiting period applicable to the purchase of Shares pursuant to the Offer or the consummation of the Merger under the Hart-Scott- Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated on the Expiration Date. We refer to this condition as the “Regulatory Condition,” which is more fully described in Section 15—“Conditions of the Offer”;

The Offer is subject to certain other conditions as well. A more detailed discussion of the conditions to the Offer can be found in Section 15—“Conditions of the Offer.”

We reserve the right to waive some of the conditions to the Offer without Boulder’s consent. We cannot, however, waive or change the Minimum Tender Condition without the consent of Boulder. See Section 15—“Conditions of the Offer.”

Is the Offer subject to any financing condition?

No. There is no financing condition to the Offer.

Is your financial condition relevant to my decision to tender my Shares pursuant to the Offer and do you have financial resources to make payment?

Pinnacle and the Purchaser estimate that the total funds required to purchase all issued and outstanding Shares pursuant to the Offer and to complete the Merger pursuant to the Merger Agreement will be approximately $989,000,000, including related transaction fees and expenses and refinancing of indebtedness. Pinnacle and the Purchaser anticipate funding these payments with cash on hand, availability under Pinnacle’s existing revolving credit facility and from committed debt financing. We do not believe that our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	cash is the only consideration that we are paying to the holders of the Shares in connection with the Offer;

•	we are offering to purchase all of the outstanding Shares in the Offer;

•	if the Offer is consummated, the Purchaser will acquire all remaining Shares for the same per Share cash price in the Merger (subject to certain appraisal rights under Section 262 of the DGCL);

•	there is no financing condition to the completion of the Offer; and

•	we and Pinnacle have cash on hand, availability under Pinnacle’s existing revolving credit facility and committed debt financing that will be sufficient to finance the Offer and the Merger.

See Sections 10—“Source and Amount of Funds” and 12—“The Transaction Agreements—The Merger Agreement.”

How long do I have to decide whether to tender my Shares pursuant to the Offer?

Unless we extend or terminate the Offer, you will have until 12:00 midnight, New York City time, on January 7, 2016, to tender your Shares pursuant to the Offer. If we extend the Offer, you will have until the expiration of the Offer as so extended to tender your Shares pursuant to the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still be able to participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See Sections 1—“Terms of the Offer” and 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that so long as the Merger Agreement is not terminated in accordance with its terms:

We will (i) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, (ii) subject to the limitation described in the immediately following sentence, if, on any date as of which the Offer is scheduled to expire, any condition to the Offer shall not have been satisfied or waived, extend the Offer on one or more occasions in consecutive increments of up to five business days each (or such longer period as we, Pinnacle and Boulder may agree) until such time as each such condition shall have been satisfied or waived and (iii) if, on any date as of which the Offer is scheduled to expire, each condition of the Offer has been satisfied or waived and the Bank Marketing Period (as such term is defined in the Merger Agreement and described in Section 12 —“The Transaction Documents—The Merger Agreement—Financing”) has not ended on or prior to the immediately preceding business day, extend the Offer for one or more periods of up to five business days each (the length of such period to be determined by Pinnacle) until such time as the Bank Marketing Period shall have ended. However, notwithstanding the above, (1) we are not required to extend the Offer beyond March 23, 2016 or the valid termination of the Merger Agreement in accordance with its terms and (2) if, at any otherwise scheduled expiration of the Offer, all of the conditions to the Offer except for the Minimum Tender Condition have been satisfied or waived and the Bank Marketing Period has ended, we are required to extend the Offer in consecutive increments of up to five business days each for no more than 15 business days in the aggregate (or such other period as we, Pinnacle and Boulder may agree).

See Section 12—“The Transaction Agreements—The Merger Agreement—The Offer” for more details on our obligations and ability to extend the Offer.

How will I be notified if you extend the Offer?

If we extend the Offer, we will inform the Depositary of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary, to the Depositary prior to the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the Expiration Date, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items together with the Shares within three NASDAQ Global Select Market (“NASDAQ”) trading days after the date of execution of the Notice of Guaranteed Delivery. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for the Shares (or of a confirmation of a book-entry transfer of the Shares as described in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) and a properly completed and duly executed Letter of Transmittal and any other required documents for the Shares. See Section 2—“Acceptance for Payment and Payment for Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to the expiration of the Offer and, unless previously accepted for payment as provided herein, tenders of Shares may also be withdrawn after the date that is 60 days from the date of this Offer to Purchase. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

Will the consummation of the Offer be followed by a merger if less than all of the Shares are tendered pursuant to the Offer?

Yes. If we accept for payment at least such number of Shares as satisfies the Minimum Tender Condition, as defined in Section 15—“Conditions of the Offer,” and the other conditions to the Merger are satisfied or waived, we, Pinnacle and Boulder will cause the merger of us into Boulder to become effective as soon as practicable following the consummation of the Offer in accordance with the terms of the Merger Agreement and without a vote by the stockholders of Boulder to adopt the Merger Agreement pursuant to Delaware law or any other action by the stockholders of Boulder pursuant to Delaware law. If the Merger takes place, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by Boulder or any of its wholly owned subsidiaries as treasury stock or owned by Pinnacle or any of its subsidiaries, including the Purchaser, all of which will be cancelled and shall cease to exist, and (ii) Shares owned by any stockholder of Boulder who or which is entitled to demand, and who properly demands, appraisal rights pursuant to Section 262 of the DGCL) will be converted into the right to receive $11.00 per Share, net in cash, without interest and less any applicable withholding taxes (or any higher price per Share that is paid to the stockholders of Boulder pursuant to the Offer) and Boulder will become a wholly owned subsidiary of Pinnacle. See the “Introduction” to this Offer to Purchase.

If a majority of Shares are tendered and are accepted for payment, will Boulder continue as a public company?

No. Following the purchase of Shares tendered, we expect to promptly consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Boulder will be required in connection with the Merger. If the Merger occurs, Boulder will no longer be publicly owned. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. Following the Offer, it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Board of Governors’ of the Federal Reserve System, in which case your Shares may no longer be used as collateral for loans made by brokers.

If you successfully complete your Offer, what will happen to the Boulder Board?

If we accept for payment at least such number of Shares as satisfies the Minimum Tender Condition, as defined in Section 15—“Conditions of the Offer,” and subject to compliance with applicable laws and the applicable rules of NASDAQ, until the Merger is completed the Purchaser will be entitled to elect or designate such number of directors, rounded up to the next whole number, to the Boulder Board as is equal the product of

(i) the total number of directors on the Boulder Board (after giving effect to the directors elected or designated by the Purchaser pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Pinnacle, the Purchaser and any of their subsidiaries bears to the total number of Shares then outstanding. See Section 12—“The Transaction Agreements.” In addition, upon completion of the Merger all current directors and officers of Boulder will be replaced by the current directors and officers of the Purchaser. See Section 13—“Purpose of the Offer; No Stockholder Approval; Plans for Boulder.” We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 7—“NASDAQ Listing; Exchange Act Registration; Margin Regulations.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares pursuant to the Offer and the Merger occurs as described above, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer.

Subject to certain conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the proposed Merger to occur.

Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Boulder will be required in connection with the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 7—“NASDAQ Listing; Exchange Act Registration; Margin Regulations.”

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL and due to the obligation of the Parties to take all necessary and appropriate action to cause the Merger to become effective at 9:00 a.m. (New York City time) following the Acceptance Time, we expect the Merger to occur on the date of, and as promptly as practicable following, the consummation of the Offer without a subsequent offering period. See Section 1—“Terms of the Offer.”

What is the market value of my Shares as of a recent date?

On August 5, 2015, the last full trading day prior to Boulder’s public announcement of its authorization of a process to explore a range of strategic and financial alternatives to enhance shareholder value, the last reported closing price per Share on NASDAQ during normal trading hours was $7.50 per Share. Therefore, the Offer Price of $11.00 per Share represents a premium of approximately 46.7% over the closing price of the Shares before such announcement occurred. On November 23, 2015, the last full trading day prior to the public announcement of the Merger Agreement, the last reported closing price per Share on NASDAQ during normal trading hours was $10.07 per Share. On December 8, 2015, the last full trading day before we commenced the Offer, the last reported closing price per Share reported on NASDAQ was $10.94 per Share. See Section 6—“Price Range of Shares; Dividends.”

If I accept the Offer, when and how will I get paid?

If the conditions to the Offer as described in Section 15—“Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $11.00 in cash, without interest and less any applicable withholding taxes, promptly following the Expiration Date. See Sections 1—“Terms of the Offer” and 2—“Acceptance for Payment and Payment for Shares.”

How will my outstanding Options, SARs and RSUs be treated in the Offer and the Merger?

The Offer is being made for all outstanding Shares, but not for any outstanding equity or equity-based awards granted under the Boulder Brands, Inc. Third Amended and Restated Stock and Awards Plan, Smart

Balance, Inc. 2012 Inducement Award Plan and Smart Balance, Inc. Inducement Award Plan, as amended from time to time, or any other plan, program or arrangement providing for the grant of equity-based awards (collectively, the “Boulder Brands, Inc. Stock Plans”). No outstanding equity or equity-based awards granted under the Boulder Brands, Inc. Stock Plans may be tendered in the Offer. In order to tender the Shares underlying an option granted under the Boulder Brands, Inc. Stock Plans (each, an “Option”) or a stock appreciation right granted under Boulder Brands, Inc. Stock Plans (each, a “SAR”) for the Offer Price, Options and SARs must be exercised (to the extent they are exercisable) in accordance with their terms and in sufficient time to tender the Shares received pursuant to the Offer.

In addition, subject to any required tax withholdings:

•	At the Effective Time, each outstanding, vested or unvested, Option will be cancelled in exchange for a cash payment equal to the excess, if any, of the Offer Price over the exercise price per Share subject to such Option multiplied by the number of Shares subject to such Option (and if the exercise price per share of any such Option is equal to or greater than the Offer Price, such Option will be cancelled without any cash payment being made in respect thereof);

•	At the Effective Time, each outstanding, vested or unvested, SAR will be cancelled in exchange for a cash payment equal to the excess, if any, of the Offer Price over the grant price per Share subject to such SAR multiplied by the number of Shares subject to such SAR (and if the grant price per share of any such SAR is equal to or greater than the Offer Price, such SAR will be cancelled without any cash payment being made in respect thereof); and

•	Immediately prior to the Effective Time, each outstanding restricted stock unit with respect to Shares (each, an “RSU”) will fully vest, and each holder thereof will receive a cash payment equal to the Offer Price.

As of the Effective Time, the Options, SARs, RSUs and the Boulder Brands, Inc. Stock Plans will be cancelled and be of no further force or effect.

What are the United States federal income tax consequences of exchanging my Shares for cash pursuant to the Offer or the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder that is a “U.S. holder” (as defined in Section 5—“Material United States Federal Income Tax Consequences”) who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares exchanged. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) exchanged for cash pursuant to the Offer or the Merger. Such gain or loss will generally be long-term capital gain or loss provided that the stockholder’s holding period for such Shares is more than one year at the time of consummation of the exchange of Shares for cash pursuant to the Offer or the Merger, as the case may be. See Section 5—“Material United States Federal Income Tax Consequences.”

Stockholders are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any United States federal estate or gift tax rules, or any state, local or non-United States income and other tax laws) of an exchange of Shares for cash pursuant to the Offer or the Merger.

Will I have the right to have my shares appraised?

No appraisal rights are available in connection with the Offer, and Boulder stockholders who tender shares in the Offer will not have appraisal rights in connection with the Merger. If the Merger is consummated, however, Boulder stockholders whose Shares have not been purchased by Purchaser pursuant to the Offer will have certain rights under Section 262 of the DGCL, to demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Boulder stockholders that perfect these rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from Boulder. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the price paid by Purchaser pursuant to the Offer and the Merger. You should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, is not an opinion as to fair value under Section 262 of the DGCL. If any stockholder of Boulder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the right to receive an amount equal to the Offer Price.

The foregoing summary of the rights of Boulder stockholders under the DGCL is qualified in its entirety by the full text of Section 262 of the DGCL, which is filed as Annex III to Boulder’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you with this Offer to Purchase, and which is incorporated herein by reference. A more detailed discussion of appraisal rights can be found in Section 16—“Certain Legal Matters; Regulatory Approvals.”

Who should I call if I have questions about the Offer?

You may call D.F. King & Co., Inc., the Information Agent, at (800) 499-8159 (toll free), or you may call Perella Weinberg Partners LP, the Dealer Manager, at (888) 479-7463 (toll free). D.F. King & Co., Inc. is acting as the Information Agent for the Offer and Perella Weinberg Partners LP is acting as the Dealer Manager for the Offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of

Common Stock of Boulder:

INTRODUCTION

Slope Acquisition Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Pinnacle Foods Inc., a Delaware corporation (“Pinnacle”), hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.0001 per share (each, a “Share”), of Boulder Brands, Inc., a Delaware corporation (“Boulder” and, together with the Purchaser and Pinnacle, the “Parties”), at a price of $11.00 per Share net to the seller in cash, without interest (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented, this “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 24, 2015 (as it may be amended or supplemented, the “Merger Agreement”), by and among Boulder, Pinnacle and the Purchaser. The Offer is conditioned upon the satisfaction of (i) the Minimum Tender Condition, as defined in Section 15—“Conditions of the Offer,” (ii) the Regulatory Condition, as defined in Section 15—“Conditions of the Offer,” and (iii) certain other conditions described in Section 15—“Conditions of the Offer.” The term “Minimum Tender Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that the Shares which have been validly tendered and not validly withdrawn prior to the Expiration Date, when added to any Shares already owned by Pinnacle or the Purchaser or any of their respective subsidiaries, but excluding, for the avoidance of doubt, any Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, represent at least a majority of the sum of: (i) all Shares then issued and outstanding and (ii) all Shares that Boulder may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding in-the-money options, warrants or securities convertible or exchangeable into Shares, or other in-the-money rights to acquire or be issued Shares. The term “Regulatory Condition” is defined in Section 15—“Conditions of the Offer” and requires the expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Conditions of the Offer.”

Boulder has advised Pinnacle that, as of December 7, 2015, there were (i) 63,116,425 Shares issued and outstanding, (ii) 3,690,662 Shares held by Boulder in its treasury, (iii) 8,317,141 Shares reserved for issuance upon the exercise and vesting of outstanding Company Options, (iv) 25,000 Shares reserved for issuance upon the exercise and vesting of outstanding Company SARs, (v) 280,000 Shares reserved for issuance upon the vesting and settlement of outstanding Company RSUs, and (vi) no shares of preferred stock issued and outstanding. The terms “Company Options”, “Company SARs” and “Company RSUs” are defined in Section 12—“The Transaction Agreements.”

The Merger Agreement is more fully described in Section 12—“The Transaction Agreements.”

Tendering stockholders who are record owners of their Shares and tender directly to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

After careful consideration, the board of directors of Boulder (the “Boulder Board”) unanimously (A) approved and declared fair and advisable and in the best interests of Boulder the Merger Agreement,

the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”), (B) determined that it is in the best interests of Boulder and its stockholders that Boulder enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement and (C) resolved that the Offer was approved and to recommend to the stockholders of Boulder that they accept the Offer and tender their Shares pursuant to the Offer.

A complete description of the reasons for the Boulder Board’s approval of the Offer and the Merger will be set forth in Boulder’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you with this Offer to Purchase.

The Merger Agreement provides that, subject to the conditions described in Section 12—“The Transaction Agreements,” the Purchaser will be merged with and into Boulder with Boulder continuing as the surviving corporation (the “Surviving Corporation”), wholly owned by Pinnacle (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time will be converted into the right to receive $11.00 per Share (or any greater per Share price paid in the Offer), net in cash, without interest and less any applicable withholding tax, other than (i) Shares held by Boulder or any of its wholly owned subsidiaries as treasury stock or owned by Pinnacle or any of its subsidiaries, including the Purchaser, all of which will be cancelled and shall cease to exist, and (ii) Shares owned by any stockholder of Boulder who or which is entitled to demand, and who properly demands, appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”).

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a successful tender offer for a public corporation, the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the non-tendering stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without any action of the other stockholders of the target corporation. Therefore, Boulder, Pinnacle and the Purchaser have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the stockholders of Boulder to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. See Section 13—“Purpose of the Offer; No Stockholder Approval; Plans for Boulder.”

The Offer is conditioned upon the fulfillment of the conditions described in Section 15—“Conditions of the Offer.”

The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on January 7, 2016, unless the Offer is extended (such date and time, as it may be so extended, the “Expiration Date”) unless earlier terminated by the Purchaser). See Section 12—“The Transaction Agreements—The Merger Agreement.”

THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND BOULDER’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (WHICH CONTAINS THE RECOMMENDATION OF THE BOULDER BOARD AND THE REASONS FOR THEIR RECOMMENDATION) CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF BOULDER SHOULD CAREFULLY READ THESE DOCUMENTS IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn as permitted under Section 4—“Withdrawal Rights.”

The Offer is conditioned upon the satisfaction of (i) the Minimum Tender Condition, (ii) the Regulatory Condition and (iii) the other conditions described in Section 15—“Conditions of the Offer.” The term “Minimum Tender Condition” is defined in Section 15—“Conditions of the Offer” and generally requires the Shares which have been validly tendered and not validly withdrawn prior to the Expiration Date, when added to any Shares already owned by Pinnacle or the Purchaser or any of their respective subsidiaries, but excluding, for the avoidance of doubt, any Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, represent at least a majority of the sum of: (i) all Shares then issued and outstanding and (ii) all Shares that Boulder may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding in-the-money options, warrants or securities convertible or exchangeable into Shares, or other in-the-money rights to acquire or be issued Shares. The term “Regulatory Condition” is defined in Section 15—“Conditions of the Offer” and requires the expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 12—“The Transaction Agreements” occur.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, to waive any condition of the Offer in whole or in part, or to modify the terms or conditions of the Offer, except that, without the prior written consent of Boulder, the Purchaser may not (A) reduce the number of Shares subject to the Offer, (B) reduce the Offer Price, except in the case of certain agreed upon equitable adjustments, (C) change, modify or waive the Minimum Tender Condition, (D) add to the conditions of the Offer or change, modify or waive any condition of the Offer in a manner adverse to the holders of the Shares, (E) extend or otherwise change the Expiration Date (except as required or permitted by the Merger Agreement), (F) change the form of consideration payable in the Offer or (G) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to the holders of the Shares. The rights reserved by the Purchaser by this paragraph are in addition to the Purchaser’s rights pursuant to Section 15—“Conditions of the Offer.”

We may, in our sole and absolute discretion, increase the amount of cash constituting the Offer Price without the consent of Boulder. If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, this increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not their Shares were tendered before the announcement of the increase in consideration.

The Merger Agreement provides that, subject to the Parties’ rights to terminate the Merger Agreement in accordance therewith (as described in Section 12—“The Transaction Agreements”) and the Purchaser’s right to waive any Offer Condition other than the Minimum Tender Condition (as described in Section 15—“Conditions of the Offer”), we will (i) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, (ii) subject to the limitation described in the immediately following sentence, if, on any date as of which the Offer is scheduled to expire, any condition to the Offer shall not have been satisfied or waived, extend the Offer on one or more occasions in consecutive increments of up to five business days each (or such longer period as we, Pinnacle and Boulder may agree) until such time as each such condition shall have been satisfied or waived and (iii) if, on any date as of which the Offer is scheduled to expire, each condition of the Offer has been satisfied or waived and the Bank Marketing Period (as such term is defined in the Merger Agreement and described in Section 12 —“The Transaction Documents—The Merger Agreement—Financing”) has not ended on or prior to the immediately preceding business day, extend the Offer for one or more periods of up to five business days each (the length of such period to be determined by Pinnacle) until such time as the Bank Marketing Period shall have ended. However, notwithstanding the above, (1) we are not required to extend the Offer beyond March 23, 2016 or the valid termination of the Merger Agreement in accordance with its terms and (2) if, at any otherwise scheduled expiration of the Offer, all of the conditions to the Offer except for the Minimum Tender Condition have been satisfied or waived and the Bank Marketing Period has ended, we are required to extend the Offer in consecutive increments of up to five business days each for no more than fifteen business days in the aggregate (or such other period as we, Pinnacle and Boulder may agree).

There can be no assurance that the Purchaser will be required under the Merger Agreement to extend, or choose to extend (if not so required) the Offer. During any extension of the offering period pursuant to the paragraphs above, all Shares previously tendered and not validly withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If, upon the terms and subject to the conditions to the Merger Agreement, the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if the Purchaser waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and will extend the Offer, in each case, if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of such tender offer or the information concerning such tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to stockholders.

The Purchaser expressly reserves the right, in its sole discretion, upon the terms and subject to the conditions to the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment or pay for any Shares and to delay the acceptance for payment of or payment for Shares if, at the Expiration Date, any of the conditions to the Offer set forth in Section 15—“Conditions of the Offer” have not been satisfied or waived or upon the occurrence of any of the events set forth in Section 15—“Conditions of the Offer.” The Purchaser’s reservation of the right to delay the acceptance of, or payment for, Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires that the Purchaser pay the consideration offered or return Shares deposited by or on behalf of tendering stockholders promptly after the termination of the Offer. Under certain circumstances, Pinnacle and the Purchaser may terminate the Merger Agreement and the Offer. See Section 12—“The Transaction Agreements—The Merger Agreement—Termination.”

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the Purchaser’s obligation under such rules or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release and making any appropriate filing with the SEC.

Following the purchase of Shares tendered, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Boulder will be required in connection with the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Boulder has provided the Purchaser with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Boulder’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will (i) immediately following the Expiration Date, accept for payment all Shares validly tendered and not validly withdrawn, prior to the Expiration Date (the time of such acceptance, the “Acceptance Time”) and (ii) as soon as practicable following the Expiration Date (and, in any event, no more than one business day after the Acceptance Time) pay for all such Shares. Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer is referred to as the “Offer Closing” and the date on which the Offer Closing occurs is the “Offer Closing Date.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC” or the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn, prior to the Expiration Date if and when the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer and the conditions of the Offer have been satisfied or waived, to the extent permissible under the Merger Agreement. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from the Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for these unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” these Shares will be credited to an account maintained with the Book-Entry Transfer Facility) promptly following expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (i) a properly completed and duly executed Letter of Transmittal (or a manually executed photocopies thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined herein) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary, must be received by the Depositary at its address as set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (A) certificates representing Shares tendered must be delivered to the Depositary or (B) these Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined herein), which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make a book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for the transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address as set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including any of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this Section 3—“Procedures for Accepting the Offer and Tendering Shares,” includes any participant in any of the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available and cannot be delivered to the Depositary prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer prior to the Expiration Date, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NASDAQ Global Select Market (“NASDAQ”) is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Tender Condition unless and until the Shares to which such Notice of Guaranteed Delivery relates are delivered to the Depositary.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF THIS DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Notwithstanding any provision of the Merger Agreement, the Purchaser will pay for Shares validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Date only after timely receipt by the Depositary of (i) certificates for (or a timely Book-Entry Confirmation with respect to) these Shares, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will the Purchaser pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through the Depositary. If you are unable to deliver any required document or instrument to the Depositary by the Expiration Date, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items together with the Shares within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints the Purchaser’s designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Boulder, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon payment for such Shares, the Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole and absolute discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any and all tenders determined by the Purchaser not to be in proper form or the acceptance for payment of or payment for which may, in the Purchaser’s opinion, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Pinnacle, the Purchaser or any of their respective affiliates or assigns, the Depositary, D.F. King & Co., Inc. (the “Information Agent”), Perella Weinberg Partners LP (the “Dealer Manager”) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the Purchaser’s obligations under the Merger Agreement, the Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

Backup Withholding. Under the United States federal income “backup withholding” tax rules, the Depositary may be required to withhold a portion of any payments made to certain stockholders pursuant to the Offer or the Merger (as defined in the Offer to Purchase), as applicable. In order to avoid such backup withholding, each stockholder that is a “U.S. person” (as defined in the instructions to the Internal Revenue Service (“IRS”) Form W-9 provided with the Letter of Transmittal) must certify that such stockholder is not subject to backup withholding by completing, signing and submitting to the Depositary an IRS Form W-9. Similarly, each stockholder that is a foreign individual or a foreign entity must certify that such stockholder is not subject to backup withholding by completing, signing and submitting to the Depositary an appropriate IRS Form W-8. A U.S. entity that is disregarded for U.S. federal income tax purposes and has a foreign owner must submit an appropriate IRS Form W-8, and not an IRS Form W-9. The various IRS Forms W-8 may be obtained from the Depositary or downloaded from the IRS website at http://www.irs.gov. A stockholder’s failure to complete, sign and submit to the Depositary an IRS Form W-9 or appropriate IRS Form W-8 will not cause Shares to be deemed invalidly tendered, but may require the Depositary to withhold a portion of any payments made to the stockholder pursuant to the Offer and may subject the stockholder to a $50 penalty.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4—“Withdrawal Rights,” tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Date as explained below. Further, if the Purchaser has not accepted Shares for payment by February 6, 2016, they may be withdrawn at any time prior to the Purchaser’s acceptance for payment after that date.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Pinnacle, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, validly withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

If the Purchaser extends the Offer, delays its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may nevertheless, on the Purchaser’s behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4—“Withdrawal Rights” prior to the Expiration Date or as otherwise required by Rule 14e-1(c) under the Exchange Act.

5. Material United States Federal Income Tax Consequences.

The following is a summary of material United States federal income tax consequences to certain stockholders of Boulder who exchange Shares for cash pursuant to the Offer or the Merger. This summary is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of the stockholder’s particular circumstances, or to certain types of stockholders subject to special treatment under U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, stockholders whose “functional currency” is not the U.S. dollar, partnerships or other entities treated as partnerships or pass-through entities for

U.S. federal income tax purposes (or their investors or beneficiaries), persons holding Shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, financial institutions, brokers, dealers in securities or currencies, traders that elect to mark-to-market their securities, certain expatriates or former long-term residents of the United States or personal holding companies, stockholders who received their Shares as compensation, and stockholders that do not hold their Shares as capital assets for U.S. federal income tax purposes. In addition, this summary does not address any alternative minimum tax consequences, any foreign, state, local or other tax consequences, or any U.S. tax (e.g., estate or gift tax) consequences other than U.S. federal income tax consequences. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect.

As used in this summary, a “U.S. holder” is any stockholder who is, for United States federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for United States federal income tax purposes) that is created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) any estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if a valid election is in place to treat the trust as a United States person. As used in this summary, the term “non-U.S. holder” means any stockholder (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding Shares should consult their tax advisors regarding the tax consequences of the Offer and the Merger.

Because this discussion is intended to be a general summary only and individual circumstances may differ, each stockholder should consult its tax advisor to determine the applicability of the rules discussed below and the particular tax consequences to it of an exchange of Shares for cash pursuant to the Offer or the Merger, including the potential application and effect of the alternative minimum tax and any state, local, foreign or other U.S. federal tax consequences.

U.S. holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares exchanged. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) exchanged for cash pursuant to the Offer or the Merger. Such gain or loss will be long-term capital gain or loss provided that the U.S. holder’s holding period for such Shares is more than one year at the time of consummation of the exchange for cash pursuant to the Offer or the Merger, as the case may be. Long-term capital gains recognized by individual and certain other non-corporate U.S. holders are generally taxed at preferential U.S. federal income tax rates. In the case of a Share that has been held for one year or less, any capital gains with respect thereto generally will be short-term capital gains subject to tax at ordinary income tax rates. The deductibility of capital losses is subject to certain limitations.

Non-U.S. holders. A non-U.S. holder who exchanges Shares for cash pursuant to the Offer or the Merger will not be subject to U.S. federal income tax on any gain recognized with respect thereto unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States (in which case, the gain will generally be capital gain subject to United States federal income tax on a net basis at the rates applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, an additional “branch profits tax” may also apply at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty)); or

•	the non-U.S. holder is an individual who holds Shares as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by United States source capital losses recognized in the same taxable year, generally will be subject to a 30% United States federal income tax).

Backup withholding. A stockholder whose Shares are exchanged for cash pursuant to the Offer or the Merger may be subject to United States federal backup withholding at a rate of 28% unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares—Backup Withholding.” Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a stockholder’s federal income tax liability provided that the required information is timely furnished to the IRS.

6. Price Range of Shares; Dividends.

According to Boulder’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, Shares are traded on NASDAQ under the symbol “BDBD.” The following table sets forth, for the periods indicated, the high and low sale prices per Share, as reported by NASDAQ, and cash dividends declared per share. Share prices are as reported in Boulder’s Form 10-K for the fiscal year ended December 31, 2014 and thereafter as reported on NASDAQ based on published financial sources.

	Stock Price		Cash Dividends
	High	Low	Declared Per Share
Year Ended December 31, 2013
Fourth Quarter	$17.98	$13.79	—

Year Ending December 31, 2014
First Quarter	$17.79	$13.10	—
Second Quarter	18.46	11.38	—
Third Quarter	15.47	11.01	—
Fourth Quarter	13.73	7.77	—

Year Ending December 31, 2015
First Quarter	$11.85	$9.00	—
Second Quarter	10.41	6.64	—
Third Quarter	9.89	6.28	—
Fourth Quarter (through December 8, 2015)	10.97	7.98	—

On August 5, 2015, the last full trading day prior to Boulder’s public announcement of its authorization of a process to explore a range of strategic and financial alternatives to enhance shareholder value, the last reported closing price per Share on NASDAQ during normal trading hours was $7.50 per Share. Therefore, the Offer Price of $11.00 per Share represents a premium of approximately 46.7% over the closing price of the Shares before such announcement occurred. On November 23, 2015, the last full trading day prior to the public announcement of the Merger Agreement, the last reported closing price per Share on the NASDAQ during normal trading hours was $10.07 per Share. On December 8, 2015, the last full trading day before we commenced the Offer, the last reported closing price per Share reported on NASDAQ was $10.94 per Share. According to Boulder’s Form 10-K for the fiscal year ended December 31, 2014, Boulder has not paid any dividends on its common stock to date and is prohibited from paying such dividends under its current credit facility. Under the terms of the Merger Agreement, between the date of the Merger Agreement and the Effective Time, except as otherwise consented to by Pinnacle in writing (which consent will not be unreasonably withheld, delayed or conditioned), Boulder is not permitted to make, declare or pay any dividend or distribution on any shares of its capital stock. See Section 14—“Dividends and Distributions.”

Before deciding whether to tender their Shares pursuant to the Offer, stockholders are urged to obtain a current market quotation for the Shares.

7. NASDAQ Listing; Exchange Act Registration; Margin Regulations.

Assuming the requirements of Section 251(h) of the DGCL are satisfied, no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Boulder will be required in connection with the Merger. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Boulder, and Boulder will be the Surviving Corporation. The Certificate of Incorporation and the Bylaws of the Purchaser will be the Certificate of Incorporation and the Bylaws of the Surviving Corporation, until thereafter changed or amended. The Purchaser’s directors and officers immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation until their successors have been elected or appointed.

NASDAQ Listing. The Shares are currently listed on NASDAQ but, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on NASDAQ, the market for the Shares could be adversely affected. According to NASDAQ’s published guidelines, the Shares would not meet the criteria for continued listing if, among other things, (i) the number of publicly held Shares were less than 500,000, (ii) the aggregate market value of the publicly held Shares were less than $1,000,000 or (iii) there were fewer than 300 stockholders. Upon the Effective Time the shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be Pinnacle.

Exchange Act Registration. The Shares currently are registered under the Exchange Act.

We intend to seek to cause Boulder to apply for termination of the registration of Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of the registration of Shares under the Exchange Act would reduce the information required to be furnished by Boulder to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to Shares. In addition, if Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Boulder. Furthermore, the ability of “affiliates” of Boulder and persons holding “restricted securities” of Boulder to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), may be impaired or eliminated. If the registration of Shares under the Exchange Act was terminated, Shares would no longer be eligible for continued inclusion on the Board of Governors’ of the Federal Reserve System (the “Federal Reserve Board’s”) list of “margin securities” or eligible for stock exchange listing.

If the registration of Shares is not terminated prior to the Merger, then the registration of Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8. Certain Information Concerning Boulder.

The following description of Boulder and its business has been taken from Boulder’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and is qualified in its entirety by reference to such report:

General. Boulder is a leader in the natural foods industry and is committed to creating food solutions that give people opportunities to improve their lives, one product at a time. Its health and wellness platform consists of brands that target specific health trends: the Glutino® and Udi’s® Gluten Free brands for gluten free diets; the Earth Balance® brand for plant-based diets; the Level Life™ brand for diabetic diets; EVOL® branded foods for consumers seeking convenient foods made with pure and simple ingredients; and the Smart Balance® brand for heart healthier diets. Boulder distributes its products in all major retail channels, including natural, grocery, club and mass merchandise, and has a presence in the foodservice and industrial channels. Boulder’s stated purpose is to “Lead change and improve lives.” Boulder’s promise is to empower people, respect our planet, create profit and build brave brands. Boulder’s principles embody humility, accountability, collaboration, tenacity, wellness and transparency. Boulder operates in two segments: natural and balance. The natural segment includes the Udi’s, Glutino and EVOL branded products. The balance segment includes the Smart Balance, Earth Balance and Level Life branded products.

Boulder is a Delaware corporation with its principal executive offices located at 1600 Pearl Street, Suite 300, Boulder, Colorado 80302. The telephone number for Boulder is (303) 652-0521.

Available Information. Boulder is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Boulder’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of Boulder’s securities, any material interests of such persons in transactions with Boulder and other matters is required to be disclosed in proxy statements and periodic reports distributed to Boulder’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, N.E., Washington, D.C. 20549-0213. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, D.C. 20549-0213. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at (800) SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Boulder, who file electronically with the SEC. The address of that site is http://www.sec.gov. Boulder also maintains an Internet website at http://www.boulderbrands.com. The information contained in, accessible from or connected to Boulder’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Boulder’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning Boulder contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Pinnacle, the Purchaser or any of their respective affiliates or assigns, the Information Agent, the Dealer Manager or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Boulder contained in such documents and records or for any failure by Boulder to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Certain Projections. In a presentation to Pinnacle management, Boulder provided Pinnacle with selected unaudited projected financial information concerning Boulder. Such information is described in Boulder’s Schedule 14D-9, which will be filed with the SEC and is being mailed to Boulder’s stockholders with this Offer to Purchase. Boulder’s stockholders are urged to, and should, carefully read the Schedule 14D-9. Boulder has advised Pinnacle that the unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of such information in Boulder’s Schedule 14D-9 should not be regarded as an indication that any of Pinnacle, Boulder, their respective financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. The unaudited prospective financial information was not included in Boulder’s Schedule 14D-9 in order to influence any stockholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares in the Offer or whether to seek appraisal rights with respect to the Shares. Boulder has advised us that, while presented with numerical specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to matters such as industry performance and competition, general business, economic and geopolitical conditions and additional matters specific to Boulder’s business, all of which are difficult to predict and many of which are beyond Boulder’s control. Boulder also advised us that the unaudited prospective financial information was, in general, prepared primarily for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Boulder’s stockholders are urged to review Boulder’s most recent SEC filings for a description of risk factors with respect to Boulder’s business. In addition, Boulder has advised us that the unaudited prospective financial information was not prepared with a view toward complying with United States generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Boulder’s independent registered public accounting firm, Pinnacle’s independent registered public accounting firm nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained therein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events actually occurring after the date it was prepared.

9. Certain Information Concerning Pinnacle and the Purchaser.

General. The Purchaser is a Delaware corporation with its principal offices located at c/o Pinnacle Foods Inc., 399 Jefferson Road, Parsippany, New Jersey 07054. The telephone number of the Purchaser is (973) 541-6620. The Purchaser is a wholly owned subsidiary of Pinnacle. The Purchaser was formed for the purpose of making a tender offer for all of the Shares of Boulder and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

Pinnacle is a Delaware corporation with its principal offices located at 399 Jefferson Road, Parsippany, New Jersey 07054. The telephone number of Pinnacle is (973) 541-6620.

In more than 85% of American households, consumers reach for Pinnacle brands. Pinnacle is ranked on Fortune Magazine’s 2015 Top 1000 companies list. Pinnacle is a leading producer, marketer and distributor of high-quality branded food products, which have been trusted household names for decades. Headquartered in Parsippany, NJ, Pinnacle’s business employs an average of 4,500 employees. Pinnacle is a leader in the shelf-stable and frozen foods segments and their brands hold the #1 or #2 market position in 10 of the 14 major categories in which they compete. Pinnacle’s Birds Eye Frozen segment manages brands such as Birds Eye®, gardein™, Birds Eye Steamfresh®, C&W®, McKenzie’s®, and Freshlike® frozen vegetables, Birds Eye Voila!® complete bagged frozen meals, Van de Kamp’s® and Mrs. Paul’s® frozen prepared seafood, Hungry-Man® frozen dinners and entrees, Aunt Jemima® frozen breakfasts, Lender’s® frozen and refrigerated bagels, and Celeste® frozen pizza. Pinnacle’s Duncan Hines Grocery segment manages brands such as Duncan Hines®

baking mixes and frostings, Vlasic® and Vlasic Farmer’s Garden® shelf-stable pickles, Wish-Bone® and Western® salad dressings, Mrs. Butterworth’s® and Log Cabin® table syrups, Armour® canned meats, Brooks® and Nalley® chili and chili ingredients, Duncan Hines® Comstock® and Wilderness® pie and pastry fruit fillings and Open Pit® barbecue sauces. Pinnacle’s Specialty Foods segment manages Tim’s Cascade Snacks®, Hawaiian® kettle style potato chips, Erin’s® popcorn, Snyder of Berlin® and Husman’s® snacks in addition to Pinnacle’s food service and private label businesses.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and each of the executive officers of Pinnacle and the Purchaser and certain other information are set forth in Schedule I hereto.

During the last five years, none of Pinnacle or the Purchaser or, to the best knowledge of Pinnacle and the Purchaser, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described in this Offer to Purchase and Schedule I hereto, (i) none of Pinnacle, the Purchaser, any majority-owned subsidiary of Pinnacle or, to the best knowledge of Pinnacle and the Purchaser, any of the persons listed in Schedule I hereto or any associate or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Pinnacle, the Purchaser or, to the best knowledge of Pinnacle and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days. As of the date hereof, Pinnacle beneficially owns of record zero Shares.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Pinnacle, the Purchaser or, to the best knowledge of Pinnacle and the Purchaser, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Boulder, including any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Pinnacle, the Purchaser or, to the best knowledge of Pinnacle and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Boulder or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Pinnacle or any of their subsidiaries or, to the best knowledge of Pinnacle, any of the persons listed in Schedule I hereto, on the one hand, and Boulder or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Pinnacle and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning (800) SEC-0330. Pinnacle filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

10. Source and Amount of Funds.

The Offer is not conditioned upon the Purchaser or Pinnacle obtaining financing to fund the purchase of Shares pursuant to the Offer and the Merger. Because (i) the only consideration to be paid in the Offer and the Merger is cash, (ii) the Offer is to purchase all issued and outstanding Shares, (iii) if the Offer is consummated, then we will acquire all remaining Shares for the same per Share cash price in the Merger (subject to certain appraisal rights under Section 262 of the DGCL), (iv) there is no financing condition to the completion of the Offer, and (v) we and Pinnacle have cash on hand, availability under Pinnacle’s existing revolving credit facility and committed debt financing that will be sufficient to finance the payments to be made in the Offer and the Merger, we believe the financial condition of Pinnacle and the Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares pursuant to the Offer.

Pinnacle and the Purchaser estimate that the total funds required to purchase all issued and outstanding Shares pursuant to the Offer and to complete the Merger pursuant to the Merger Agreement will be approximately $989,000,000, including related transaction fees and expenses and refinancing of indebtedness. Pinnacle will provide the Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger.

Debt Financing

In connection with Pinnacle’s and the Purchaser’s entry into the Merger Agreement, Pinnacle Foods Finance LLC, a wholly owned subsidiary of Pinnacle (“PFF”), Bank of America, N.A. (“Bank of America”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”) entered into a debt commitment letter (the “Debt Commitment Letter”), dated November 24, 2015. Certain additional banks and financial institutions subsequently became parties to the Commitment Letter (together with Bank of America and MLPFS, collectively, the “Commitment Parties”). The Debt Commitment Letter provides an aggregate of $900,000,000 in committed debt financing to PFF, consisting of a $900,000,000 incremental senior secured term loan, the proceeds of which may be used, together with cash on hand, to finance the purchase of the Shares in the Offer, repay existing indebtedness of Boulder and to pay fees and expenses incurred in connection with the Merger Agreement, the Transactions and the Existing Indebtedness Transactions. The incremental term loan will be incurred pursuant to an amendment to the Second Amended and Restated Credit Agreement, dated as of April 29, 2013 among PFF, Peak Finance Holdings LLC, the guarantors party thereto, Barclays Bank PLC, as administrative agent, collateral agent and swing line lender (the “Administrative Agent”), and the other lenders party thereto (as amended, the “Credit Agreement”).

PFF may invite other banks, financial institutions and institutional lenders to participate in the debt financing described in the Debt Commitment Letter and to undertake a portion of the commitments to provide such debt financing.

Incremental Term Loan. Interest under the incremental term loan is expected to be payable either, at the option of PFF, at a base rate plus a margin of 2.50%, or a eurocurrency rate plus a margin of 3.50% and will be payable at the end of each interest period set forth in the Credit Agreement. The base rate is defined as the highest of (i) the administrative agent’s prime rate, (ii) the federal funds effective rate plus 1/2 of 1% and (iii) the eurocurrency rate that would be payable on such day for a eurocurrency rate loan with a one-month interest period plus 1%. The eurocurrency rate is determined by reference to the British Bankers Association (BBA) LIBOR rate for the interest period relevant to such borrowing. The base rate shall be no less than 1.75% per annum and the eurocurrency rate shall be no less than 0.75% per annum.

The borrower under the incremental term loan will be PFF. The incremental term loan is expected to be unconditionally and irrevocably guaranteed by Peak Finance Holdings LLC, any subsidiary of Peak Finance Holdings LLC that directly or indirectly owns 100% of the issued and outstanding equity interests of PFF, subject to certain exceptions, each of PFF’s direct or indirect material domestic subsidiaries (collectively, the “Guarantors”) and by Pinnacle. The senior secured facilities are expected to be collateralized by first priority or equivalent security interests in (i) all of the capital stock of, or other equity interests in, each direct or indirect domestic subsidiary of PFF and 65% of the capital stock of, or other equity interests in, each direct foreign subsidiary of PFF, or any of its material domestic wholly-owned subsidiaries and (ii) certain tangible and intangible assets of PFF and those of the Guarantors (subject to certain exceptions and qualifications).

Conditions:

The funding of the incremental term loan contemplated by the Debt Commitment Letter is subject to certain closing conditions, including, without limitation:

•	the Merger shall have been consummated prior to or substantially simultaneously with the initial borrowing of the incremental term loan in accordance with the terms of the Merger Agreement, which shall not have been amended, waived or otherwise modified in any material respect in a manner materially adverse to the lenders under the incremental term loan without the consent of the Commitment Parties (such consent not to be unreasonably withheld, conditioned or delayed);

•	since the date of the Merger Agreement, there shall not have occurred a Company Material Adverse Effect;

•	the Commitment Parties will have received reasonably satisfactory evidence that all amounts outstanding under Boulder’s and its subsidiaries’ existing credit facilities and, subject to certain exceptions, other third party debt for borrowed money of Boulder and its subsidiaries has been repaid in full or will be repaid in full substantially concurrently with the borrowing of the incremental term loan, and all commitments, guarantees and security interests in respect of such existing credit facilities and other debt shall have been terminated or will be terminated upon such concurrent repayment;

•	the execution and delivery of definitive documentation by PFF with respect to the incremental term loan consistent with the Debt Commitment Letter;

•	the accuracy of certain representations and warranties in the Merger Agreement and the representations and warranties in the Credit Agreement;

•	the delivery of a solvency certificate from the chief financial officer of PFF and certain other customary closing documents and documentation required under applicable “know your customer” and anti-money laundering laws;

•	there having occurred at least 10 business days from the date of delivery of certain materials referred to in the Debt Commitment Letter; and

•	the payment of fees and the reimbursement of expenses required to be paid or reimbursed pursuant to the Debt Commitment Letter.

The Debt Commitment Letter will terminate if the initial borrowing under the incremental term loan does not occur on or before March 23, 2016 (or, if earlier, the date of termination of the Merger Agreement).

Subject to the terms and conditions of the Merger Agreement, Pinnacle will use its reasonable best efforts to obtain the Financing (as defined in the Merger Agreement) on the terms and conditions described in the Debt Commitment Letter and will not, subject to certain exceptions, permit any amendment or modification to be made to, or any waiver of any provision or rights under, the Debt Commitment Letter if such amendment, modification or waiver would (a) reduce the aggregate amount of the Financing below the amount that would be required to consummate the Transactions (as defined in the Merger Agreement), (b) impose new or additional conditions or otherwise expand, amend or modify any conditions to the Financing in a manner that would be more onerous than those conditions to funding contained in the Debt Commitment Letter on the date of the Merger Agreement, (c) adversely impact the ability of Pinnacle, PFF or the Purchaser, as applicable, to enforce its rights against the other parties to the Debt Commitment Letter or the definitive agreements with respect to the Financing or (d) prevent, impede or delay the consummation of the Financing or the consummation of the Transactions. See Section 12—“The Transaction Agreement—The Merger Agreement—Financing.”

As of the date of this Offer to Purchase, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described in this Offer to Purchase is not available as anticipated. However, Pinnacle or PFF may choose to issue and sell securities or notes in one or more offerings in the public or private capital markets in order to finance the Transactions, the proceeds of which would reduce the amount of the commitments under the Debt Commitment Letter and the incremental term loan. There is no financing condition to the Offer.

11. Background of the Offer; Past Contacts or Negotiations with Boulder.

The following is a description of contacts between representatives of Pinnacle or the Purchaser with representatives of Boulder that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Boulder’s activities relating to these contacts, please refer to Boulder’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

Background of the Offer

Pinnacle regularly evaluates various strategic alternatives to improve its competitive position and enhance value for its stockholders. This includes opportunities for acquisitions of other companies or their assets.

On June 10, 2015, Boulder announced the resignation of Stephen B. Hughes, Director and Chief Executive Officer of Boulder, effective immediately, and appointed James B. Leighton, its Chief Operating Officer, as interim Chief Executive Officer. Following the announcement of Mr. Hughes’ resignation, Pinnacle’s Chief Executive Officer Bob Gamgort contacted the Chairman of the Boulder Board, Dean Hollis, on June 16, 2015, to inquire about whether Boulder would be interested in exploring a potential business combination transaction. Subsequently, Mr. Hollis communicated to Mr. Gamgort that, while Boulder may be interested in exploring strategic alternatives in the future, such a process was premature at that point in time.

On July 10, 2015, Mr. Gamgort contacted Mr. Hollis to arrange an in-person meeting. Messrs. Gamgort and Hollis agreed to meet on August 4, 2015.

On August 4, 2015, at the request of Mr. Gamgort, Mr. Hollis had dinner with Mr. Gamgort and Craig D. Steeneck, the Chief Financial Officer of Pinnacle. During the dinner, Messrs. Gamgort and Steeneck reviewed Pinnacle’s history and strategy, how Boulder could fit into Pinnacle’s strategy and Pinnacle’s interest in the event that Boulder were to pursue strategic options.

On August 6, 2015, Boulder issued a press release announcing Boulder’s decision to commence a process to explore a range of potential strategic and financial alternatives to enhance shareholder value and Boulder’s engagement of William Blair & Company L.L.C. (“William Blair”) as an outside financial advisor to assist with the review of potential alternatives.

From August 10, 2015 to August 20, 2015, representatives of Pinnacle and Cravath, Swaine & Moore LLP (“Cravath”), counsel to Pinnacle, negotiated a confidentiality agreement with representatives of Boulder and Fried Frank Harris Shriver & Jacobson LLP (“Fried Frank”), counsel to Boulder. On August 20, 2015, Pinnacle and Boulder entered into the confidentiality agreement.

Following the execution of the confidentiality agreement, certain due diligence materials were made available to Pinnacle and its advisors for purposes of conducting initial evaluations of Boulder, including a confidential information presentation.

On September 18, 2015, representatives of William Blair sent to Pinnacle a process letter that contemplated an acquisition of Boulder using a tender offer acquisition structure and invited Pinnacle to submit by October 8, 2015, an initial proposal for the acquisition of Boulder.

On September 22, 2015, representatives of Pinnacle and Perella Weinberg Partners LP (“Perella Weinberg”), financial advisor to Pinnacle, attended a management presentation in Chicago, Illinois, in which representatives of Boulder provided a high level overview of Boulder and engaged in due diligence-related discussions. Representatives of William Blair also attended.

On October 8, 2015, representatives of Pinnacle sent to representatives of William Blair a non-binding response letter indicating the preliminary terms on which Pinnacle was interested in acquiring Boulder, including a proposed acquisition price of $10.00 to $10.50 per share in cash.

On October 14, 2015, representatives of Pinnacle and Perella Weinberg attended a management presentation at Boulder’s offices in Boulder, Colorado, in which representatives of Boulder provided a detailed overview of Boulder, discussed potential strategic benefits of a transaction with Boulder and engaged in extensive due diligence-related discussions. Representatives of William Blair also attended.

On October 16, 2015, representatives of William Blair made certain information concerning Boulder’s business and operations available to Pinnacle and its advisors via an online electronic data room. From October 16, 2015 through November 23, 2015, representatives of Pinnacle and its advisors conducted due diligence and held multiple due diligence telephone calls with representatives of Boulder and its advisors.

On October 22, 2015, representatives of Pinnacle conducted site visits and engaged in due diligence-related discussions with representatives of Boulder and William Blair at Boulder’s Florence St. Manufacturing Facility in Denver, Colorado, and Range Street Manufacturing Facility in Boulder, Colorado.

On October 27, 2015, representatives of William Blair distributed a final process letter to Pinnacle inviting Pinnacle to submit a definitive and final proposal for the acquisition of Boulder. The letter requested the submission by Friday, November 13, 2015, of a detailed mark-up of the merger agreement and related disclosure schedules as well as, to the extent necessary, the submission of plans to use external financing sources and financing commitment letters. The letter also indicated that Boulder planned to negotiate the merger agreement between November 13, 2015 and November 19, 2015, and that an updated mark-up of the merger agreement was to be included in a final bid to be made by Pinnacle on November 20, 2015.

Later that day, representatives of William Blair sent to Pinnacle a draft merger agreement. The draft merger agreement contained a termination fee of 2% of the equity value of Boulder payable by Boulder in certain circumstances largely relating to a competing proposal or a change of recommendation by the Boulder Board.

On November 5, 2015, a representative of Pinnacle conducted a site visit and engaged in due diligence-related discussions with representatives of Boulder and William Blair at Boulder’s Laval Bakery in Laval, Quebec, Canada.

On November 6, 2015, representatives of William Blair made a draft of the disclosure schedules to the merger agreement available to Pinnacle.

On November 13, 2015, Pinnacle submitted a mark-up of the merger agreement and related disclosure schedules to Boulder through representatives of William Blair and Fried Frank. The mark-up contained a 5% termination fee.

On November 16, 2015, representatives of Fried Frank and Cravath spoke by telephone to discuss the mark-up of the merger agreement and related disclosure schedules. Representatives of Fried Frank asked representatives of Cravath to explain the reasoning behind Pinnacle’s positions on several issues, including certain tender offer mechanics, requirements for the extension of the Expiration Date, the antitrust covenant, financing commitments, contractual remedies and the transaction structure. Representatives of Fried Frank also indicated that Boulder was continuing to seek a 2% termination fee.

On November 18, 2015, representatives of Fried Frank distributed a revised draft of the merger agreement and related disclosure schedules to representatives of Cravath and Perella Weinberg.

On November 19, 2015, Pinnacle’s board of directors met with representatives of Pinnacle management, Perella Weinberg and Cravath to discuss and approve parameters on which it approved of the submission of a proposal to acquire Boulder.

On November 20, 2015, representatives of Perella Weinberg submitted on Pinnacle’s behalf a final bid package to Boulder through representatives of William Blair and Fried Frank. The package included a letter proposing an acquisition of Boulder at a price of $10.50 per share in cash, a revised draft of the merger agreement and related disclosure schedules and a commitment letter from Bank of America, N.A. (“Bank of America”) to provide debt financing to Pinnacle in an aggregate principal amount of up to $900 million. Pinnacle’s proposal indicated that it would fund the transaction with a combination of cash on-hand, borrowings available under its existing credit facilities and borrowings pursuant to the commitment letter with Bank of America. Pinnacle’s proposal also indicated that it had completed its due diligence, and that its offer was not conditioned upon additional due diligence. Further, the proposal expressed Pinnacle’s willingness to move quickly and announce a transaction within the next few days. Pinnacle’s revised draft of the merger agreement contained a termination fee of 4.5% of Boulder’s equity value based on the deal price.

On November 21, 2015, representatives of William Blair spoke to representatives of Perella Weinberg conveying that the Strategic Review Committee of Boulder’s board of directors had indicated that Pinnacle would be well positioned to be selected as the winning bidder if it were willing to increase its offer price to $11.50 per share and reduce its proposed termination fee to 3%, subject to resolution of certain other remaining open points.

On November 22, 2015, following discussions with members of Pinnacle management and Cravath, representatives of Perella Weinberg conveyed to representatives of William Blair that Pinnacle was willing to increase its offer price to $10.75 per share and to agree to a termination fee of 3%. Later in the day on November 22, Boulder proposed to Pinnacle, through their respective financial advisors, that Boulder would be willing to agree to a price of $11.25 per share. Pinnacle responded to this proposal, through Perella Weinberg, by confirming that its offer price remained at $10.75 per share.

On the evening of November 22, 2015, Mr. Gamgort and Mr. Hollis had a telephone call to discuss the disparity between Boulder’s proposed offer price and Pinnacle’s proposed offer price and they agreed in principle on an offer price of $11.00 per share, subject to satisfactory negotiation of the remaining open points in the merger agreement and related disclosure schedules and final board approval by both companies’ boards of directors. During the period from November 22, 2015 to November 24, 2015, representatives of Pinnacle management and Boulder management, together with representatives of Cravath and Fried Frank, participated in discussions and exchanged drafts in order to finalize the merger agreement and related disclosure schedules.

On November 23, 2015, Pinnacle’s board of directors held a meeting whereby it authorized Pinnacle to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement.

On November 23, 2015, Boulder’s board of directors held a meeting whereby it unanimously (a) approved and declared fair and advisable and in the best interests of Boulder the Merger Agreement, the Offer, the Merger and the Transactions, (b) determined that it is in the best interests of Boulder and the stockholders of Boulder that Boulder enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement and (c) resolved that the Offer was approved and to recommend to the stockholders of Boulder that they accept the Offer and tender their Shares pursuant to the Offer.

On November 23, 2015, Mr. Gamgort had a telephone call with Mr. Hollis to discuss the timing and logistics of announcing the proposed transaction.

The Merger Agreement was executed by the Parties on the morning of November 24, 2015 before the open of trading on NASDAQ. Following the execution of the Merger Agreement, Boulder and Pinnacle issued a joint press release announcing the execution of the Merger Agreement.

12. The Transaction Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. The following description of the Merger Agreement and the transactions contemplated thereby is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached as an exhibit to the Schedule TO and is incorporated herein by reference. For a further understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Boulder, Pinnacle or the Purchaser, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and that the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. None of the stockholders of Boulder or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Pinnacle, the Purchaser, Boulder or any of their respective subsidiaries or affiliates. Capitalized terms used in this Section 12—“The Transaction Agreements” and not otherwise defined have the respective meanings assigned thereto in the Merger Agreement.

The Offer. The Merger Agreement provides that the Purchaser will (and that Pinnacle will cause Purchaser to) commence the Offer as promptly as practicable but in no event more than ten business days after the date of the Merger Agreement. The obligations of the Purchaser, and of Pinnacle to cause the Purchaser, to consummate the Offer in accordance with its terms, and to promptly accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer will be subject to the satisfaction or waiver by the Purchaser of the conditions (the “Offer Conditions”) described in Section 15—“Conditions of the Offer.” The Purchaser expressly reserves the right, at any time, in its sole discretion, to waive any Offer Condition in whole or in part, or to modify the terms of the Offer; provided, however, that without the prior written consent of Boulder, the Purchaser will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Tender Condition, (iv) add to the Offer Conditions or change, modify or waive any Offer Condition in a manner adverse to the holders of the Shares, (v) extend or otherwise change the expiration date of the Offer (except as required or permitted by the Merger Agreement), (vi) change the form of consideration payable in the Offer or (vii) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to the holders of the Shares.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time, on January 7, 2016, which is the twentieth business day following the commencement of the Offer.

Subject to the Parties’ rights to terminate the Merger Agreement in accordance with its terms and the Purchaser’s right to waive any Offer Condition other than the Minimum Tender Condition (as described in Section 15—“Conditions of the Offer”), the Purchaser is required to (and Pinnacle is required to cause the Purchaser to) (i) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, (ii) subject to the limitation described in the immediately following sentence, if, on the initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any Offer Condition has not been satisfied or waived, extend the Offer on one or more occasions in consecutive increments of up to five business days each (or such longer period as we, Pinnacle and Boulder may agree) until such time as each such condition has been satisfied or waived and (iii) if, on the initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire, each Offer Condition has been satisfied or waived and the Bank Marketing Period (as such term is defined in the Merger Agreement and described in Section 12—“The Transaction Documents—The Merger Agreement—Financing”) did not end on or prior to the immediately preceding business day, extend the Offer for one or more periods of up to five business days each (the length of such period to be determined by Pinnacle) until such time as the Bank Marketing Period has ended; provided, however, that (1) in no event will the Purchaser be required to extend the Offer beyond March 23, 2016 or the valid termination of the Merger Agreement in accordance with its terms and (2) if, at any otherwise scheduled expiration of the Offer, all of the Offer Conditions except for the Minimum Tender Condition have been satisfied or waived and the Bank Marketing Period has ended, the Purchaser will be required to extend the Offer in consecutive increments of up to five business days each but in no event more than fifteen business days in the aggregate (or such other period as we, Pinnacle and Boulder may agree). The Offer may not be terminated prior to the Expiration Date (as such expiration date may be extended and re-extended in accordance with this the Merger Agreement) unless the Merger Agreement is validly terminated in accordance with its terms. In the event that the Merger Agreement is terminated in accordance with its terms, the Purchaser will be required to (and Pinnacle will be required to cause the Purchaser to) promptly (and in any event within one business day of such termination), irrevocably and unconditionally terminate the Offer.

The Merger Agreement further provides that, subject to the terms and conditions of the Merger Agreement and satisfaction or waiver by the Purchaser of all of the Offer Conditions, immediately after the Offer expires the Purchaser will, and Pinnacle will cause the Purchaser to, accept for payment (the “Acceptance Time”), and as soon as practicable after the expiration of the Offer (and, in any event, no more than one business day after the Acceptance Time) pay for, all Shares validly tendered and not withdrawn pursuant to the Offer.

Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer. The Merger Agreement provides that effective upon the Acceptance Time, and at all times thereafter, subject to compliance with applicable laws and applicable rules of NASDAQ, the Purchaser will be entitled elect or designate such number of directors, rounded up to the next whole number, on the Boulder Board as is equal to the product of (i) the total number of directors on the Boulder Board (after giving effect to the directors elected or designated by the Purchaser pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Pinnacle, the Purchaser and each of their subsidiaries bears to the total number of Shares then outstanding. Boulder and the Boulder Board will, upon the Purchaser’s request at any time following the Acceptance Time, take all actions necessary to implement the foregoing. In the event that the Purchaser’s designees are elected or designated to the Boulder Board, then, until the Effective Time, Boulder will cause the Boulder Board to maintain at least three independent directors who are members of the Boulder Board on or prior to the date of the Merger Agreement and who are not officers, directors or employees of Pinnacle, the Purchaser, or any of their subsidiaries (the “Continuing Directors”). After the Acceptance Time and until the Effective Time, the affirmative vote of a majority of the Continuing Directors will be required (i) for Boulder to amend or terminate the Merger Agreement, (ii) to exercise or waive any of Boulder’s rights under the Merger Agreement, (iii) to amend Boulder’s certificate of incorporation, or (iv) to take any other action of the Boulder Board under or in connection with the Merger Agreement. The Parties do not expect there to be significant time between the Effective Time and the Acceptance Time.

The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, and in accordance with the DGCL, at the Effective Time, the Purchaser will be merged with and into Boulder, and the separate corporate existence of the Purchaser will cease and Boulder will be the Surviving Corporation. Subject to the satisfaction or waiver (to the extent permitted by applicable law) of the conditions to the Merger, the closing of the Merger will take place on the date of, and as promptly as practicable following, the consummation of the Offer, or such other date, time or place is agreed to in writing by the Parties (the “Closing Date”). Subject to the provisions of the Merger Agreement, on the Closing Date, the Parties will file with the

Secretary of State of the State of Delaware a certificate of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL with respect to the Merger (the “Certificate of Merger”). The Merger will become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the Parties and specified in the Certificate of Merger (the time at which the Merger becomes effective is referred to as the “Effective Time”). The Merger will be governed by Section 251(h) of the DGCL. The Parties agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a meeting of the Boulder stockholders in accordance with Section 251(h) of the DGCL.

Organizational Documents, Directors and Officers of the Surviving Corporation.

The Merger Agreement provides that at the Effective Time, the certificate of incorporation and the bylaws of Boulder, as in effect immediately prior to the Effective Time, will be amended to read as Exhibit B to the Merger Agreement, in the case of the certificate of incorporation, and as the bylaws of the Purchaser read immediately prior to the Effective Time, in the case of the bylaws, until thereafter amended in accordance therewith or with applicable law. In addition, the Merger Agreement provides that the Purchaser’s directors and officers immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Effect of the Merger on Capital Stock.

At the Effective Time:

•	each issued and outstanding share of the Purchaser, par value $0.01, will be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation;

•	any Shares owned by Boulder or any of its wholly owned subsidiaries as treasury stock or by Pinnacle, the Purchaser or any of their respective subsidiaries (other than Shares held on behalf of third parties) will be automatically cancelled and will cease to exist and no consideration will be delivered in exchange therefore; and

•	each issued and outstanding Share (other than (i) Shares to be cancelled as described in the immediately preceding bullet point, and (ii) Shares held by a holder who properly exercises appraisal rights with respect to the Shares in accordance with the provisions of Section 262 of the DGCL) will be converted automatically into, and thereafter solely represent, the right to receive the Offer Price in cash without interest (the “Merger Consideration”) subject to any required withholding tax.

As of the Effective Time, all Shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and the holders immediately prior to the Effective Time of Shares not represented by certificates and the holders of certificates that which immediately prior to the Effective Time represented Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender thereof (without interest and subject to any required withholding tax).

Treatment of Equity Awards. No later than the Effective Time, Pinnacle will provide all funds necessary to fulfill the obligations under this section to the Surviving Corporation, and all payments required under this section will be made promptly following the Effective Time. The following treatment applies to equity-based awards made under the Boulder Brands, Inc. Third Amended and Restated Stock and Awards Plan, Smart Balance, Inc. 2012 Inducement Award Plan and Smart Balance, Inc. Inducement Award Plan, as amended from time to time, or any other plan, program or arrangement providing for the grant of equity-based awards (collectively, the “Boulder Brands, Inc. Stock Plans”). No outstanding equity or equity-based awards granted under the Boulder Brands, Inc. Stock Plans may be tendered in the Offer. In order to tender the Shares underlying an option granted under the Boulder Brands, Inc. Stock Plans (each, an “Option”) or a stock appreciation right granted under Boulder Brands, Inc. Stock Plans (each, a “SAR”) for the Offer Price, Options and SARs must be exercised (to the extent they are exercisable) in accordance with their terms and in sufficient time to tender the Shares received pursuant to the Offer.

At the Effective Time, each outstanding, vested or unvested, Option will be cancelled in exchange for a cash payment, subject to any applicable tax withholdings, equal to the excess, if any, of the Offer Price over the exercise price per Share subject to such Option multiplied by the number of Shares subject to such Option (and if the exercise price per share of any such Option is equal to or greater than the Offer Price, such Option will be cancelled without any cash payment being made in respect thereof);

At the Effective Time, each outstanding, vested or unvested, SAR will be cancelled in exchange for a cash payment, subject to any applicable tax withholdings, equal to the excess, if any, of the Offer Price over the grant price per Share subject to such SAR multiplied by the number of Shares subject to such SAR (and if the grant price per share of any such SAR is equal to or greater than the Offer Price, such SAR will be cancelled without any cash payment being made in respect thereof).

Immediately prior to the Effective Time, each outstanding restricted stock unit with respect to Shares (each, an “RSU”) will fully vest, and each holder thereof will receive a cash payment, subject to any applicable tax withholdings, equal to the Offer Price.

As of the Effective Time, the Options, SARs, RSUs and the Boulder Brands, Inc. Stock Plans will be cancelled and of no further force or effect.

Representations and Warranties. In the Merger Agreement, Boulder has made customary representations and warranties to Pinnacle and the Purchaser, which are subject to the disclosure letter to the Merger Agreement and to certain disclosure in Boulder’s SEC filings prior to the date of the Merger Agreement, including representations relating to: organization and power; foreign qualifications; corporate authorization; enforceability; subsidiaries; governmental authorizations; non-contravention; capitalization; SEC reports; financial statements; internal controls; liabilities; absence of certain changes; litigation; material contracts; benefit plans; labor relations; taxes; environmental matters; intellectual property; properties; permits; compliance with law; anti-corruption; products; product liability; product warranty; customers/suppliers; affiliated transactions; opinion of financial advisor; takeover laws; brokers; insurance; and no vote required.

Some of the representations and warranties in the Merger Agreement made by Boulder are qualified by “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, “Company Material Adverse Effect” means any event, condition, change, occurrence or development of a state of circumstances or facts that, individually or when taken together with all other relevant events, conditions, changes, occurrences or developments of a state of circumstances or facts, (A) has or would reasonably be expected to have a material adverse effect on the businesses, results of operations or financial condition of Boulder and its subsidiaries, taken as a whole, or (B) would prevent, impair or materially delay the consummation of the transactions contemplated by the Merger Agreement; provided that, for purposes of clause (A), the term “Company Material Adverse Effect” does not include any such effect relating to or arising from: (i) any national, international, foreign, domestic or regional economic, financial, social or political conditions (including changes therein) in general, (ii) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof), (iii) changes in interest, currency or exchange rates or the price of any security or market index, (iv) changes or proposed changes in legal or regulatory conditions, including changes in law, GAAP or other accounting principles or requirements, or standards, interpretations or enforcement thereof, (v) changes in the health and wellness food industry (or any segment or subsegment thereof), (vi) changes in any commodity markets or conditions (including any changes in price or availability or other disruptions of any such markets or conditions), (vii) any change in the market price or trading volume of any securities of Boulder or any of its subsidiaries, or the change in, or failure of Boulder to meet, or the publication of any report regarding, any internal or public projections, forecasts, budgets or estimates of or relating to Boulder or any of its subsidiaries for any period, including with respect to revenue, margins, profit, earnings, cash flow or cash position (it being understood that the underlying causes of such change or failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred), (viii) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism or military conflicts, whether or not pursuant to the declaration of an emergency or war, (ix) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural or manmade disasters, any epidemic, pandemic or other similar outbreak (including any non-human epidemic, pandemic or other similar outbreak) or any other national, international or regional calamity, (x) any legal actions, arbitrations, litigations, suits or other civil or criminal proceedings arising from or relating to the Merger Agreement or the transactions contemplated thereby, (xi) the execution, announcement, performance or existence of the Merger Agreement, the identity of Pinnacle, the taking or not taking of any action to the extent expressly required by the Merger Agreement, or the pendency or contemplated consummation of the transactions contemplated by the Merger Agreement, including any actual or potential loss or impairment of any contract or any customer, supplier, partner, employee or other business relation due to any of the foregoing in this subclause or (xii) any action taken, or not taken, with the express prior written consent of Pinnacle; provided, further, that the exceptions set forth in subclauses (i), (ii), (iii), (iv) or (v) immediately above do not apply to the extent that such event, condition, change, occurrence or development of a state of circumstances or facts has a disproportionate effect on Boulder and its subsidiaries, taken as a whole, compared to other similarly situated participants in the health and wellness food industry and provided, further, that with respect to references to “Company Material Adverse Effect” in the representations and warranties regarding government authorizations and non-contravention, the exception set forth in subclause (xi) does not apply.

In the Merger Agreement, Pinnacle and the Purchaser have made customary representations and warranties to Boulder, including representations relating to: organization and power; corporate authorization; enforceability; government authorizations; non-contravention; capitalization; interim operations of the Purchaser; ownership of common stock; financing; litigation; brokers and independent investigation.

Some of the representations and warranties in the Merger Agreement made by the Purchaser and Pinnacle are qualified by “materiality” or “Parent Material Adverse Effect.” “Parent Material Adverse Effect” means any event, condition, change, occurrence or development of a state of circumstances or facts that, individually or when taken together with all other events, conditions, changes, occurrences or developments of a state of circumstances or facts, would prevent, impair or materially delay the consummation of the transactions contemplated by the Merger Agreement or prevent or materially impair or delay the ability of Pinnacle or the Purchaser to perform its obligations under the Merger Agreement.

Conduct of Business of the Company. The Merger Agreement provides that, except as contemplated or permitted by the Merger Agreement, as required by applicable law or as set forth in the disclosure letter to the Merger Agreement, during the period from the date of the Merger Agreement until the Effective Time or earlier termination of the Merger Agreement in accordance with its terms, without the prior written consent of Pinnacle, such consent not to be unreasonably withheld, delayed or conditioned, Boulder is required to, and is required to cause its subsidiaries to, use its commercially reasonable efforts to conduct its operations in all material respects in the ordinary course of business and preserve in all material respects its present business organization and the goodwill of those having business relationships with it.

Between the date of the Merger Agreement and the Effective Time or earlier termination of the Merger Agreement in accordance with its terms, except as disclosed in the disclosure letter to the Merger Agreement, as otherwise required by the Merger Agreement or applicable law or as otherwise consented to by Pinnacle in writing, which consent will not to be unreasonably withheld, delayed or conditioned, Boulder and its subsidiaries are subject to customary operating covenants and restrictions, including restrictions on:

(i)	the amendment of any of Boulder’s organizational documents;

(ii)	the declaration or payment of any dividend or distribution on any shares of its capital stock, other than dividends and distributions by Boulder’s wholly owned subsidiaries;

(iii)	the adjustment, split, combination or reclassification of any shares of its capital stock, the redemption, purchase or acquisition, directly or indirectly, of any shares of its capital stock or any securities convertible or exchangeable into any shares of its capital stock, subject to certain exceptions, the grant to any person of any right, warrant or option to acquire any shares of its capital stock or other equity interests or ownership interests, or the issuance, transfer, delivery or sale of any additional shares of its capital stock or other equity or ownership interests or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or other equity or ownership interests, subject to certain exceptions;

(iv)	the alteration of its compensation and benefits and the hiring of employees at the level of vice president or above;

(v)	the acquisition of any interest in any entity or any business, division or assets thereof, except for any such transaction that is between Boulder and any of its wholly owned subsidiaries or between any such wholly owned subsidiaries and the purchases of inventory and equipment in the ordinary course of business;

(vi)	the sale, lease, license, transfer, pledge, encumbrance, grant, disposal of or subjecting to a lien of any of Boulder’s material assets, other than (a) the sale of inventory in the ordinary course of business, (b) the disposition of used, obsolete or excess inventory or equipment in the ordinary course of business, (c) any liens otherwise permitted by the Merger Agreement or (d) pursuant to any contract existing and in effect as of the date of the Merger Agreement;

(vii)	the incurrence, assumption or guarantee any new indebtedness, other than the incurrence of indebtedness in the ordinary course of business under the revolving credit facility contained in Boulder’s Credit Agreement with Citibank, N.A. (the “Credit Agreement”) (it being understood that Boulder will consult with Pinnacle regarding any such incurrence);

(viii)	the making of any loans or advances, other than (a) loans or advances made to employees in the ordinary course of business consistent with past practice for travel, business or relocation, or (b) loans or advances made by Boulder or a wholly owned subsidiary of Boulder to Boulder or to a wholly owned subsidiary of Boulder;

(ix)	the making or revoking of any material tax election, filing of any amended tax return that materially increases the tax liabilities of Boulder and its subsidiaries, settlement or compromise of any audit or other proceeding relating to a material amount of tax or changing of its accounting policies or procedures, in each case, other than in the ordinary course of business or as required by GAAP or applicable law;

(x)	the settlement or compromise any material legal action, subject to certain exceptions, including with respect to settlements or compromises pursuant to which the monetary payments required to be made by Boulder or any of its subsidiaries that are not covered by Boulder’s insurance policies do not exceed $3,000,000 in the aggregate (so long as any such settlement or compromise would not result in the imposition of a material restriction on the businesses of Boulder and its subsidiaries or on Pinnacle or any of its subsidiaries after the Effective Time);

(xi)	the amendment or modification in any material respect, waiver of any material rights under, termination, replacement or release of, settlement or compromise of any material claim or liability or obligation under, certain defined material contracts or entering into any contract which if entered into prior to the date of the Merger Agreement would have met the qualifications for such defined material contracts, in each case other than (i) in the ordinary course of business, or (ii) any termination or replacement that occurs automatically without any action by Boulder or any of its subsidiaries;

(xii)	the making or authorizing of capital expenditures in excess of the total aggregate amounts set forth in Boulder’s capital expense budget made available to Pinnacle prior to the date of the Merger Agreement, except for (i) capital expenditures made in the ordinary course of business that do not exceed $1,000,000 in the aggregate during any fiscal quarter, or (ii) capital expenditures to address exigent circumstances;

(xiii)	the adoption of or entering into a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation or other reorganization of Boulder or any of its subsidiaries (other than the Merger or transactions exclusively between wholly owned subsidiaries of Boulder); or

(xiv)	the authorization, agreement or commitment to do any of the foregoing.

Stockholder Litigation. The Merger Agreement provides that Boulder will keep Pinnacle reasonably informed of and give Pinnacle the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense of any litigation brought by stockholders of Boulder against Boulder, its directors and/or its officers relating to the Merger Agreement or the transactions contemplated thereby (collectively, the “Transactions”) (including the opportunity, in advance of filing briefs relating to dispositive motions or motions for injunctive relief, to review and offer comments on such briefs) and will not settle any such litigation or consent to the same without the prior written consent of Pinnacle (such consent not to be unreasonably withheld, delayed or conditioned). The Merger Agreement provides that Boulder will notify Pinnacle as promptly as practicable of the commencement of any such stockholder litigation of which it has received notice.

No Solicitation. The Merger Agreement provides that, except as expressly otherwise permitted by the Merger Agreement, Boulder will not, and Boulder will cause its subsidiaries and its and their representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage the making of any Takeover Proposal (as described below) or any inquiry relating thereto, (ii) enter into or participate in any discussions with any person regarding a Takeover Proposal (other than to state that Boulder is not permitted to have discussions), (iii) execute or enter into any contract, letter of intent, memorandum of understanding or agreement in principle providing for or relating to a Takeover Proposal (each, a “Company Acquisition Agreement”), other than an Acceptable Confidentiality Agreement (as described below) entered into in accordance with the Merger Agreement, or (iv) furnish to any person any non-public information with respect to or in connection with any Takeover Proposal.

As used in the Merger Agreement, a “Takeover Proposal” means any proposal or offer from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than Pinnacle or any of its affiliates, for (i) a merger, consolidation or business combination involving 20% or more of the capital stock of Boulder or consolidated assets of Boulder and its subsidiaries, taken as a whole, (ii) a sale, lease, exchange, transfer or other disposition, in a single transaction or series of related transactions, of 20% or more of the consolidated assets of Boulder and its subsidiaries, taken as a whole, or (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of Boulder, including by way of a tender offer or exchange offer, and “Acceptable Confidentiality Agreement” means a confidentiality agreement between Boulder and a person making a Takeover Proposal (and/or its affiliates) entered into prior to the date of the Merger Agreement, or if entered into on or after the date of the Merger Agreement, entered into only in compliance with the non-solicitation restrictions contained in the Merger Agreement and on terms not materially less favorable in the aggregate to Boulder than those contained in the confidentiality agreement with Pinnacle (except that such confidentiality agreement (i) need not include a standstill or similar provisions and (ii) may contain additional provisions that expressly permit Boulder to comply with the provisions of the Merger Agreement).

The Merger Agreement further provides that Boulder will, and will cause each of its subsidiaries to and will use reasonable best efforts to cause its and their representatives to, immediately cease and terminate any existing solicitation, encouragement, discussion or negotiation heretofore conducted by Boulder, any of its subsidiaries or their respective representatives with any person (other than Pinnacle and its affiliates) with respect to or in connection with any Takeover Proposal and will promptly request the return from, or destruction by, all such persons of all non-public information previously furnished or made available to such persons by or on behalf of Boulder within the last twelve months in accordance with the terms of any confidentiality or similar agreement in place with such person. Without limiting the foregoing, the Parties agreed that any violation of the foregoing restrictions on Boulder by any subsidiary or representative of Boulder will be deemed a breach of such restrictions by Boulder.

Notwithstanding the restrictions described above, prior to the Acceptance Time, following the receipt after the date of the Agreement by Boulder of a written Takeover Proposal that has not resulted from a breach or violation of such restrictions, (i) the Boulder Board will be permitted to clarify the terms of such Takeover Proposal, and (ii) if the Boulder Board determines in good faith after consultation with outside legal counsel and financial advisors that such Takeover Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal (as described below) and that the failure to take such action would be inconsistent with the fiduciary duties of the Boulder Board under applicable law, then Boulder may, in response to such Takeover Proposal and upon prior written notice to Pinnacle, (x) provide access and furnish non-public information with respect to Boulder and any of its subsidiaries to the person who has made such Takeover Proposal (and its potential sources of funding) pursuant to an Acceptable Confidentiality Agreement, provided that any non-public information provided pursuant thereto will have previously been provided to Pinnacle or will be provided to Pinnacle substantially concurrently (and in any event within twenty-four hours) with the time it is provided to such Person (or any of its potential sources of funding), and (y) participate or engage in discussions and negotiations regarding such Takeover Proposal. The Boulder Board is permitted, to the extent it determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable law, to modify, waive, amend or release any existing standstill or similar obligations owed by any person to Boulder or any of its subsidiaries.

As used in the Merger Agreement, a “Superior Proposal” means a bona fide written Takeover Proposal which is received by Boulder after the date of the Merger Agreement other than as the result of a violation of the Merger Agreement and which the Boulder Board determines, in its good faith judgment, after consultation with its legal and financial advisors and taking into account all financial, legal, regulatory and any other aspects of the Takeover Proposal, the person making the proposal and other aspects of the Takeover Proposal that the Boulder Board deems relevant, is (i) more favorable, from a financial point of view, to the stockholders of Boulder than the Transactions and (ii) reasonably likely to be completed on the terms proposed and is not subject to any due diligence investigation or express financing condition; provided that for purposes of the definition of “Superior Proposal” the references to “20%” in the definition of Takeover Proposal are be deemed to be references to “50%.”

From and after the date of the Merger Agreement, Boulder will promptly (but in any event within one business day) notify Pinnacle in writing of the receipt of any bona fide Takeover Proposal, or any bona fide request for information relating to Boulder or any of its subsidiaries by any person with respect to or in connection with a Takeover Proposal, specifying the material terms and conditions thereof (and including a copy thereof, if such proposal is in writing) and the identity of the party making the proposal, and thereafter Boulder will keep Pinnacle reasonably informed on a reasonably current basis of the status and terms of such Takeover Proposal or any changes to the material terms and conditions thereof (and Boulder will as promptly as practicable provide Pinnacle with copies of any material written materials relating to such Takeover Proposal or any changes to the material terms and conditions thereof) and of the status of any substantive discussions or negotiations relating to such Takeover Proposal.

Except as described in the following paragraph, neither the Boulder Board nor any committee thereof will (i)(A) withdraw, qualify, modify or amend (or publicly propose to withdraw, qualify, modify or amend) the Boulder Board’s recommendation to the stockholders of Boulder that they accept the Offer and tender their Shares pursuant to the Offer (the “Boulder Board Recommendation”) in any manner adverse to Pinnacle, (B) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, or submit to the vote of any stockholders of Boulder, a Takeover Proposal, or authorize, resolve or agree to take any such action, or (C) fail to include the Boulder Board Recommendation in the Schedule 14D-9 filed by Boulder in connection with the Offer or to recommend against any Takeover Proposal that has been made public within ten business days after a request to do so by Pinnacle (any of the foregoing, an “Adverse Recommendation Change”) or (ii) approve, recommend or allow Boulder to enter into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in compliance with the Merger Agreement) or authorize, resolve, agree or propose publicly to take any such action.

Notwithstanding the above, the Merger Agreement provides that the Boulder Board may, at any time prior to the Acceptance Time, in response to a Superior Proposal received by the Boulder Board after the date of the Merger Agreement and not resulting from a breach of thereof, (i) terminate the Merger Agreement (See Section 12—“The Transaction Agreement—The Merger Agreement—Termination”) to enter into a Company Acquisition Agreement with respect to such Superior Proposal or authorize, resolve, agree or propose publicly to take any such action or (ii) make an Adverse Recommendation Change, but only if:

(a)	the Boulder Board has determined in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law;

(b)	Boulder has first provided written notice to Pinnacle at least four business days prior to any such proposed termination or Adverse Recommendation Change with respect to a Superior Proposal that it is prepared to terminate the Merger Agreement to enter into a Company Acquisition Agreement or make an Adverse Recommendation Change with respect to a Superior Proposal (it being understood and agreed that any material change to the financial or other terms and conditions of such Superior Proposal will require an additional notice to Pinnacle and a new two business day period), which notice shall include the material terms and conditions of the transaction that constitutes such Superior Proposal, the identity of the party making such Superior Proposal and a copy of the agreement or proposal with respect to such Superior Proposal and all related material documents (including any financing commitments) with respect to such Superior Proposal, and, if requested by Pinnacle, shall have, and shall have caused its representatives to have, negotiated with Pinnacle in good faith during such four business day period or two business day period, as the case may be, to propose a modification of the terms and conditions of the Merger Agreement so that such Takeover Proposal is no longer a Superior Proposal; and

(c)	Pinnacle does not make, within four business days or two business days, as the case may be, after the receipt of such notice, a binding and irrevocable written proposal to modify the terms or conditions of the Merger Agreement that the Boulder Board determines in good faith, after consultation with its outside legal counsel and financial advisor, upon the acceptance thereof, would cause such Takeover Proposal to no longer constitute a Superior Proposal.

Notwithstanding anything to the contrary, the Merger Agreement provides that, at any time before the Acceptance Time, the Boulder Board may make an Adverse Recommendation Change, in response to an Intervening Event (as described below) (that is not, for the avoidance of doubt, related to a Superior Proposal), if (i) the Boulder Board has concluded in good faith, following consultation with its outside legal counsel, that its failure to make such Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable law, (ii) at least four business days prior to such Adverse Recommendation Change, Boulder shall have provided to Pinnacle notice stating that an Intervening Event has occurred and describing such Intervening Event, (iii) if requested by Pinnacle, shall have given Pinnacle during such four business day period the opportunity to submit a binding and irrevocable written proposal to modify the terms or conditions of the Merger Agreement or the Transactions and (iv) the Boulder Board shall have considered in good faith any such proposal by Pinnacle and shall have concluded in good faith, following consultation with its outside legal counsel, that it would continue to be inconsistent with its fiduciary duties under applicable law not to make such Adverse Recommendation Change.

As used in the Merger Agreement, an “Intervening Event” means any material event, fact, circumstance, development or occurrence that (i) was not known to, or reasonably foreseeable by, the Boulder Board as of or prior to the date of the Merger Agreement, and (ii) becomes known to the Boulder Board prior to the Acceptance Time.

In addition, notwithstanding anything to the contrary in the Merger Agreement, Boulder will be permitted to comply with Rules 14a-9, 14d-9, 14e-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, and to issue a “stop, look and listen” statement pending disclosure of its position thereunder or make any required disclosure to Boulder’s stockholders if, in the good faith judgment of the Boulder Board, after consultation with its outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties under applicable law or such disclosure is otherwise required under applicable law; provided, however, that this sentence does not permit Boulder or the Boulder Board to effect an Adverse Recommendation Change except otherwise in accordance with the Merger Agreement.

Employee Matters. Under the Merger Agreement, Pinnacle has agreed that, for a period of at least one year following the Closing Date, Pinnacle will, or will cause the Surviving Corporation or any of their respective affiliates to, provide to each individual who, immediately before the Effective Time is an employee of Boulder or any of its subsidiaries, including any individual on short-term disability leave immediately before the Effective Time (each, a “Boulder Brands Employee”) and who is not covered by the terms of a collective bargaining agreement, with (i) at least the same salary or hourly wage rate provided to such Boulder Brands Employee immediately before the Effective Time, (ii) at least the same short-term (annual or more frequent) cash bonus or commission opportunity provided to such Boulder Brands Employee immediately before the Effective Time, (iii) at least the same benefits under the Boulder Brands, Inc. 401(k) Plan provided to such Boulder Brands Employee immediately before the Effective Time; provided, however, the benefits provided under this subclause (iii) will be provided until December 31, 2016 and (iv) other compensation and benefits that are substantially comparable in the aggregate to those provided (x) to such Boulder Brands Employee as of the date of the Merger Agreement or (y) to similarly situated employees of Pinnacle.

Pinnacle is required to honor all obligations under the Boulder Brands Inc. benefit plans and compensation and severance arrangements and agreements in accordance with the terms of such plans as in effect immediately before the Effective Time.

Pinnacle is required to provide customary service credit to Boulder Brands Employees under its benefit plans (other than accruals defined benefit plans).

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides that Pinnacle and the Surviving Corporation will cause all rights to indemnification, advancement of expenses and exculpation existing as of the date of the Merger Agreement in favor of any present or former director, officer or employee of Boulder or any of its subsidiaries (the “Indemnified Parties”) as provided in (i) Boulder’s organizational documents or (ii) agreements between an Indemnified Party and Boulder or one of its subsidiaries (in effect as of the date of the Merger Agreement) to survive the Merger and to continue in full force and effect for a period of not less than six years plus ninety days after the Effective Time or, if longer, for such period as is set forth in any applicable agreement with an Indemnified Party in effect as of the date of the Merger Agreement.

The Merger Agreement further provides that Pinnacle and the Surviving Corporation will, jointly and severally, indemnify all Indemnified Parties to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of or relating to their services as directors, officers or employees of Boulder, its subsidiaries or another person, if such Indemnified Party is or was serving as a director, officer or employee of such other person at the request of Boulder, whether asserted or claimed before, at or after, or occurring before or at, the Effective Time (including in connection with the negotiation and execution of the Merger Agreement and the consummation of the Transactions or otherwise). If any Indemnified Party is or becomes involved in any legal action in connection with any matter subject to indemnification under the Merger Agreement, then Pinnacle and the Surviving Corporation will, jointly and severally, advance as incurred any costs or expenses (including legal fees and disbursements), judgments, fines, losses, claims, damages or liabilities (“Damages”) arising out of or incurred in connection with such legal action, subject to Pinnacle’s or the Surviving Corporation’s, as applicable, receipt of an undertaking by or on behalf of such Indemnified Party, if required by the DGCL, to repay such Damages if it is ultimately determined under applicable law that such Indemnified Party is not entitled to be indemnified. In the event of any such legal action, (i) each of Pinnacle and the Surviving Corporation is required to cooperate with the Indemnified Party in the defense of any such legal action and (ii) neither Pinnacle nor the Surviving Corporation are permitted to settle, compromise or consent to the entry of any judgment in any legal action pending or threatened in writing to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such legal action.

The Merger Agreement further provides that Pinnacle and the Surviving Corporation will, jointly and severally, maintain in effect for at least six years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by Boulder or policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of the Merger Agreement and the consummation of the Transactions or otherwise) so long as Pinnacle and the Surviving Corporation are not required to pay an annual premium in excess of 300% of the last annual premium paid by Boulder for such insurance before the date of the Merger Agreement (such 300% amount being the “Maximum Premium”). If Pinnacle or the Surviving Corporation are unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, then Pinnacle and the Surviving Corporation will, jointly and severally, instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of the arrangements contemplated by this paragraph, before the Effective Time, Boulder is entitled to purchase a “tail” directors’ and officers’ liability insurance policy, with an annual premium not to exceed the Maximum Premium, covering the matters described in this paragraph and, if Boulder elects to purchase such a policy before the Effective Time, then Pinnacle and the Surviving Corporation’s obligations under this paragraph will be satisfied so long as Pinnacle and the Surviving Corporation cause such policy to be maintained in effect for a period of six years following the Effective Time.

In the event that Pinnacle or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, Pinnacle and the Surviving Corporation are required to take all necessary action so that the successors or assigns of Pinnacle and the Surviving Corporation will succeed to the foregoing obligations regarding insurance and indemnification.

Reasonable Best Efforts; Consents; Filings; Further Action. The Merger Agreement provides that, upon the other terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law, each of the Parties will, and will cause its affiliates to, use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with other parties in doing, all things necessary, proper or advisable to ensure that the Offer Conditions (see Section 15—“Conditions of the Offer”) and the conditions to the Merger (see Section 12—“The Transaction Agreements”—The Merger Agreement—“Conditions to the Merger”) are satisfied and to consummate the Transactions as promptly as practicable. Without limiting the generality of the foregoing, Pinnacle will be required to (i) vigorously contest (including by means of litigation) (x) any legal action brought, or threatened to be brought, by any governmental authority or any other person seeking to enjoin, restrain, prevent, prohibit or make illegal the consummation of any of the Transactions or seeking damages or to impose any terms or conditions in connection with the Transactions, and (y) any order that enjoins, restrains, prevents, prohibits or makes illegal the consummation of any of the Transactions or imposes any damages, terms or conditions in connection with the Transactions and (ii) resolve any objections as United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) or any other governmental authority may assert under any law with respect to the Transactions and to obtain any clearance required under the HSR Act or any other approval, consent or authorization necessary under applicable law for the consummation of the Transactions (including agreeing to and making divestitures, entering into hold separate arrangements, terminating, assigning or modifying contracts (or portions thereof) or other business relationships, accepting restrictions on business operations and entering into of commitments and obligations); provided that, notwithstanding the foregoing or any other provision of the Merger Agreement to the contrary, nothing contained in the Merger Agreement will require Pinnacle, Boulder or any of their respective subsidiaries to take any such action with respect to any material assets, material categories of assets or material businesses.

Without limiting the generality of the foregoing, upon the terms and subject to the conditions of the Merger Agreement and in accordance with applicable law, each of the Parties is required to use reasonable best efforts to as promptly as practicable (i) obtain any consents, approvals or other authorizations, and make any filings and notifications, required in connection with the Transactions, and (ii) make any other submissions either required or reasonably deemed appropriate by Pinnacle or Boulder in connection with the Transactions under the Securities Act, the Exchange Act, the HSR Act, the DGCL, the NASDAQ rules and regulations and any other applicable law. Pinnacle and Boulder are required to cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents (except to the extent containing confidential information of such party) to the non-filing party and its advisors before filing.

Without limiting the generality of the foregoing, Pinnacle and Boulder will as promptly as practicable, but in any event within ten business days following the execution of the Merger Agreement, file with the FTC and DOJ the notification and report form, if any, required for the Transactions and any supplemental information requested in connection therewith pursuant to the HSR Act. Pinnacle and Boulder are required to furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing that is necessary under the HSR Act.

Pinnacle and Boulder are required to keep the other apprised of the status of any communications with, and any inquiries or requests for additional information from the FTC, the DOJ, or any other governmental authority and are required to comply as promptly as practicable with any such inquiry or request and provide any supplemental information requested in connection with the filings made hereunder pursuant to the HSR Act or any other applicable law. No Party is permitted to participate in any meeting or engage in any material substantive conversation with any governmental authority without giving the other party prior notice of the meeting or conversation.

Boulder will, and will cause its subsidiaries to, to the extent permitted by applicable law, (i) take all actions necessary so that no Takeover Law becomes applicable to the Transactions or the Merger Agreement and (ii) if any such Takeover Law becomes applicable to the Transactions or the Merger Agreement, take all actions necessary so that the Transactions may be consummated as promptly as practicable as contemplated by the Merger Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on the Transactions and the Merger Agreement.

As used in the Merger Agreement, “Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) enacted under any applicable law.

Public Announcements. The Merger Agreement provides that, except as otherwise provided for in the Merger Agreement or required by applicable law, Pinnacle and Boulder will consult with each other before issuing any press release or otherwise making any public statements (including via social media and widely distributed customer or supplier communication) relating to the Merger Agreement or any of the Transactions.

Neither Pinnacle nor Boulder, nor any of their respective subsidiaries, will issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable law or NASDAQ requirements, in which case that party will use reasonable best efforts to provide a meaningful opportunity to the other party to review and comment upon such press release or other public statement and to consult with the other party before issuing any such release or making any such public statement and will give due consideration to all reasonable additions, deletions or changes suggested thereto; provided that Boulder will not be required to consult with Pinnacle or provide any such review or comment to Pinnacle in connection with any disclosure made pursuant to and in compliance with certain terms of the Merger Agreement regarding Takeover Proposals or relating to an Adverse Recommendation Change.

Section 16b-3. The Merger Agreement provides that prior to the Acceptance Time, Boulder will (and will be permitted to) take such steps as may be reasonably required to cause dispositions of Boulder’s equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of Boulder to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Compensation Arrangements. The Merger Agreement provides that Boulder and its subsidiaries will not, after the date of the Merger Agreement, enter into, establish, amend, modify or supplement any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or future director, officer or employee of Boulder or its subsidiaries who holds Shares or Company Equity Awards unless, prior to the Acceptance Time, Boulder (acting through its Compensation Committee of the Boulder Board or its independent directors, to the extent required under applicable law) has taken all steps that may be necessary or advisable to (i) approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and (ii) satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act with respect to such plan, program, agreement or arrangement.

For the purposes of the Merger Agreement, “Company RSU” means a restricted stock unit in respect of the Shares, “Company Option” means an option to acquire Shares, “Company SAR” means a stock appreciation right with respect to the Shares and “Company Equity Award” means Company RSUs, Company Options and Company SARs, collectively.

Stock Exchange De-listing. The Merger Agreement provides that, prior to the Effective Time, Boulder will reasonably cooperate with Pinnacle and use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary on its part under applicable laws and rules and policies of NASDAQ to enable the de-listing by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days thereafter.

Credit Agreement. The Merger Agreement provides that Boulder will use reasonable best efforts to deliver to Pinnacle prior to the Effective Time a copy of an executed payoff letter in customary form with respect to the Credit Agreement, and Boulder will, and will cause its subsidiaries to, use reasonable best efforts to cooperate with Pinnacle in connection with the termination of all commitments of the lenders under the Credit Agreement, the payment and satisfaction of all obligations of Boulder and its subsidiaries thereunder and the release of all liens on Boulder’s and its subsidiaries’ properties and assets securing its obligations thereunder at or prior to the Effective Time.

Notwithstanding anything to the contrary in the Merger Agreement, nothing in the Merger Agreement will require Boulder or any of its subsidiaries to (i) waive or amend any terms of the Merger Agreement or agree to pay any commitment or other fees or bear or reimburse any expenses or make any payment to obtain consent or to incur any liability with respect to or cause or permit any lien to be placed on any of its assets prior to the Effective Time, unless in each case it has received prior reimbursement or is otherwise indemnified by or on behalf of Pinnacle, (ii) enter into any definitive agreement with respect to the Financing (as described in

Section 12—“The Transaction Agreements—The Merger Agreement—Financing”) prior to the Effective Time or (iii) provide any indemnity in connection with the Financing unless the effectiveness thereof is not conditioned on the occurrence of the Closing. Nothing in the Merger Agreement will require (A) any directors, officers, employees, agents and other representatives of Boulder or any of its subsidiaries to take any action in connection with the Financing that would reasonably be expected to result in personal liability to such director, officer, employee, agent or other representative or (B) the Boulder Board as of the date of the Merger Agreement to approve any financing or contracts related thereto prior to the Effective Time. Notwithstanding anything to the contrary, the Parties agree that any road shows, rating agency presentations, preparation of documents (including bank information memorandum or high yield debt offering memorandum in connection with the Financing) and provision of information with respect to the prospects and plans for Boulder’s business and operations in connection with the Financing remains the sole responsibility of Pinnacle and none of Boulder or any of its affiliates or any of their respective directors, officers, employees, agents and other representatives will have any liability or incur any losses, damages or penalties with respect thereto (it being understood, for the avoidance of doubt, that nothing in this sentence will reduce Boulder’s cooperation obligations under Section 12—“The Transaction Agreements—The Merger Agreement—Financing”, below).

Financing. The Merger Agreement provides that Pinnacle will not agree (nor permit its a wholly owned subsidiary acting as the borrower under the Financing (the “Borrower”) to agree) to or permit any amendment, supplement or other modification of, or waive any of its rights under, the Financing Letters, in each case, without Boulder’s prior written consent (which consent will not be unreasonably withheld or delayed), if such amendment, supplement, modification or waiver would, or could reasonably be expected to, (i) reduce the aggregate amount of the Financing, including by changing the amount of fees or original issue discount payable pursuant to the Financing Letters (unless Pinnacle’s and the Purchaser’s representations in the Merger Agreement regarding the Financing remain true and correct after giving effect to such reduction), (ii) impose new or additional conditions to the Financing, or otherwise expand, amend or modify any of the conditions to the Financing in a manner that would be more onerous than those conditions to funding contained in the Commitment Letter on the date of the Merger Agreement, (iii) adversely impact the ability of Pinnacle, the Borrower or the Purchaser, as applicable, to enforce its rights against the other parties to the Financing Letters or the definitive agreements with respect thereto or (iv) prevent, impede or delay the consummation of the Financing or the consummation of the Transactions; provided, for the avoidance of doubt, that Pinnacle and the Borrower will be permitted, without the prior consent of Boulder, to amend the Financing Letters to add lenders, lead arrangers, bookrunners and syndication agents or similar entities. In addition to the foregoing, Pinnacle will not (nor will it permit the Borrower to) release or consent to the termination of the Commitment Letter or of any lender under the Financing (each, a “Lender”), except for replacements of the Commitment Letter with alternative financing commitments pursuant to the following paragraph. As used in the Merger Agreement, “Commitment Letter” means the commitment letter among the Borrower, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A., together with all exhibits, schedules, annexes and amendments thereto, “Fee Letter” means the fee letter reference in the Commitment Letter, “Financing Letters” means the Fee Letter and the Commitment Letter, collectively, and the “Financing” means provision of funds as set forth in the Financing Letters.

The Merger Agreement further provides that Pinnacle will (and will cause the Borrower to) use its reasonable best efforts to arrange and obtain the Financing and as promptly as reasonably practicable on the terms and conditions set forth in the Commitment Letter, including using its reasonable best efforts to (i) maintain in effect the Commitment Letter in accordance with the terms and subject to the conditions thereof, (ii) comply with its obligations under the Commitment Letter, (iii) as promptly as practicable, negotiate, execute and deliver definitive agreements with respect to the Financing contemplated by the Commitment Letter on the terms and conditions contemplated by the Commitment Letter, (iv) satisfy on a timely basis all conditions to funding that are applicable to Pinnacle or the Borrower in the Commitment Letter and the definitive agreements with respect to the Financing contemplated by the Commitment Letter (and not take any action that would reasonably be expected to prevent or materially impair the consummation of the Financing contemplated by the Commitment Letter), (v) enforce its rights pursuant to the Commitment Letter, (vi) consummate the Financing at or prior to the Closing, including by causing the Lenders to fund the Financing at the Closing, and (vii) take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable in connection with the Financing. In furtherance and not in limitation of the foregoing, in the event that any portion of the Financing becomes unavailable on the terms and conditions set forth in the Commitment Letter or it becomes reasonably likely that it would become so unavailable, Pinnacle will (or will cause the Borrower to), as promptly as practicable following the occurrence of such event, use its reasonable best efforts to (i) obtain alternative financing from alternative sources in an amount at least equal to the Financing or such unavailable portion thereof, as the case may be and that does not contain any condition to funding that would be more onerous than those contained in the Commitment Letter on the date hereof or any terms that would reasonably be expected to delay or impede the consummation of the debt financing thereunder beyond the Closing Date (the “Alternate Financing”), and (ii) obtain one or more new financing commitment letters with respect to such Alternate Financing (each, a “New Commitment Letter”), in each case which New Commitment Letter(s) will replace the existing Commitment Letter in whole or in part. Pinnacle will promptly provide Boulder with a correct and complete copy of any New Commitment Letter, together with any related exhibits, schedules, supplements and term sheets, and a correct and complete copy of any fee letter in connection therewith (it being understood that such letter will be redacted in a customary manner).

Pinnacle will (i) keep Boulder reasonably informed on a reasonably current basis of the status of its efforts to arrange the Financing or any applicable Alternate Financing, and (ii) promptly provide Boulder with copies of all executed amendments, modifications or replacements of the Commitment Letter (it being understood that any amendments, modifications or replacements will only be as permitted in the Merger Agreement). Without limiting the generality of the foregoing, Pinnacle will promptly notify Boulder (A) of any breach (or threatened breach) or default (or any event or circumstance that, with notice or lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to the Financing Letters or definitive agreements related to the Financing, which breach or default would reasonably be expected to cause Pinnacle’s and the Purchaser’s representations in the Merger Agreement regarding the Financing to no longer be true and correct, (B) of the receipt by Pinnacle or the Borrower of any oral or written notice or communication from any Lender with respect to any (1) actual or threatened material breach, default, termination or repudiation by any party to a Financing Letter or any definitive agreements related to the Financing of any provisions of any Financing Letter or such definitive agreements, (2) material dispute or disagreement between or among any parties to a Financing Letter or any definitive agreements related to the Financing or (3) failure by a party to the Financing Letters to fund the Financing or the reduction of any amount of the Financing, and (C) if for any reason Pinnacle at any time believes in good faith that it or the Borrower will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Letters or any definitive agreements related to the Financing.

Upon request of Pinnacle or the Purchaser, Boulder will provide reasonable cooperation and assistance to Pinnacle and the Purchaser in connection with the arrangement of the Financing as may be reasonably requested by Pinnacle or the Purchaser and that is necessary, customary or advisable in connection with Pinnacle’s and the Purchaser’s efforts to obtain the Financing (provided that such requested cooperation and assistance does not unreasonably interfere with the ongoing business of Boulder). Boulder will also provide to Pinnacle the Required Bank Information (defined below) prior to the commencement of a period (the “Bank Marketing Period”) of at least 10 consecutive business days prior to the Closing (provided, that the Bank Marketing Period will not commence prior to January 4, 2016 and will exclude January 18, 2016 and February 15, 2016) or such shorter period as Pinnacle otherwise specifies in writing. Boulder agrees that it will give Pinnacle notice if it becomes aware that the Required Bank Information taken as a whole is or becomes incorrect in any material respect.

The term “Required Bank Information” means, collectively, (i) the audited consolidated financial statements of Boulder and its consolidated subsidiaries included in Boulder’s SEC filings for the most recent three fiscal years ended at least 90 days prior to the Closing Date, (ii) the unaudited consolidated financial statements of Boulder and its consolidated subsidiaries included in Boulder’s SEC filings for the most recent fiscal quarter (other than the final quarter of the fiscal year) ended at least 45 days prior to the Closing Date and

(iii) certain other specified information relating to Boulder, to the extent reasonably available to Boulder and customarily required with respect to a target company in the preparation of customary rating agency presentations, bank information memoranda, business projections or lender presentations by an acquiring company in connection with the arrangement of loans similar to the loans contemplated by the Commitment Letter. Boulder may notify Pinnacle in writing when Boulder reasonably believes that it has provided to Pinnacle the Required Bank Information and any such delivery of written notice will be deemed conclusive evidence that Boulder has provided to Pinnacle the Required Bank Information unless Pinnacle in good faith reasonably believes that Boulder has not completed providing the Required Bank Information and objects in writing (stating with specificity the Required Bank Information that has not been provided) within three business days of receipt of such notice.

Pinnacle is required to (i) indemnify and hold harmless Boulder and it subsidiaries and its and their respective Representatives from and against any and all out-of-pocket costs and expenses (including attorneys’ fees), judgments, fines, claims, losses, penalties, damages, interest, awards, liabilities or obligations directly or indirectly suffered or incurred by any such person or entity in connection with their cooperation and assistance obligations relating to the Credit Agreement and the Financing, except and only to the extent such costs, expenses, judgments, fines, claims, losses, penalties, damages, interest, awards, liabilities or obligations are finally determined in a judicial proceeding (and not subject to further appeal) to have resulted from the gross negligence, bad faith or willful misconduct of Boulder, any such subsidiary or such representatives, (ii) reimburse Boulder for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Boulder its subsidiaries and such representatives in connection with their cooperation and assistance obligations relating to the Credit Agreement and the Financing, and (iii) reimburse Boulder for all fees and out-of-pocket expenses of Boulder’s independent registered accounting firm or its other representatives incurred in connection with the cooperation and assistance obligations of Boulder, its subsidiaries and their respective representatives relating to the Credit Agreement and the Financing.

Conditions to the Merger. The Merger Agreement provides that the respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(i)	the Purchaser having previously accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer; and

(ii)	no governmental authority of competent jurisdiction will have issued any order which is then in effect that enjoins or otherwise prohibits the consummation of the Merger.

Termination.

The Merger Agreement may be terminated at any time before the Effective Time, by mutual written consent of Pinnacle and Boulder.

The Merger Agreement may also be terminated by either Pinnacle or Boulder at any time before the Effective Time:

(i)	if the Acceptance Time has not occurred by March 23, 2016 (the “Outside Date”); provided that, notwithstanding the foregoing, the right to terminate the Merger Agreement under this clause is not available to any Party whose breach of any covenant or agreement of the Merger Agreement has materially contributed to, or resulted in, the failure of the Acceptance Time to have occurred by such date;

(ii)	if any order enjoining or otherwise prohibiting the consummation of the Merger and issued by a governmental authority of competent jurisdiction has become final and nonappealable; or

(iii)

if the Offer has been terminated or has expired (and not been extended) in accordance with its terms and the terms of the Merger Agreement without the Purchaser being required to accept for payment any

Shares pursuant to the Offer; provided that, notwithstanding the foregoing, the right to terminate the Merger Agreement under this clause is not available to any party to the Merger Agreement whose breach of any covenant or agreement of the Merger Agreement has materially contributed to, or resulted in, the failure of the Acceptance Time to have occurred by such date.

The Merger Agreement may be terminated by Pinnacle at any time before the Acceptance Time:

(i)	following any Adverse Recommendation Change; or

(ii)	if Boulder breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach (i) would give rise to the failure of an Offer Condition set forth in clause (c)(iii) or (c)(iv) of Section 15—“Conditions of the Offer” and (ii) cannot be cured or, if capable of being cured, has not been cured within twenty business days after Boulder’s receipt of written notice of such breach from Pinnacle, but only so long as neither Pinnacle nor the Purchaser are then in material breach of their respective representations, warranties, covenants or agreements contained in the Merger Agreement.

The Merger Agreement may be terminated by Boulder at any time before the Acceptance Time:

(i)	in order to enter into, concurrently with the termination of the Merger Agreement, a Company Acquisition Agreement providing for the implementation of a Superior Proposal; provided that Boulder will not have the right to terminate the Merger Agreement pursuant to this clause unless Boulder has complied with the non-solicitation restrictions applicable to it under the Merger Agreement and has paid, or simultaneously with the termination of the Merger Agreement pays, the Boulder Termination Fee (as described in Section 12—“The Transaction Documents”—“Fees and Expenses Following Termination”); or

(ii)	if Pinnacle or the Purchaser breaches any of their respective representations, warranties, covenants or agreements contained in the Merger Agreement, which breach (i) would reasonably be expected to result in a Parent Material Adverse Effect and (ii) cannot be cured or, if capable of being cured, has not been cured within twenty business days after Pinnacle’s receipt of written notice of such breach from Boulder, but only so long as Boulder is not then in material breach of its representations, warranties, covenants or agreements contained in the Merger Agreement.

Effect of Termination. If the Merger Agreement is terminated, written notice thereof will be given to the other Party or Parties, as the case may be, specifying the provision hereof pursuant to which such termination is made and, except as set forth in this paragraph, the Merger Agreement will become void and of no further force and effect, with no liability (other than as provided in the following section) on the part of any Party to the Merger Agreement (or any stockholder or representative of such Party); provided that no such termination will relieve any Party of any liability or damages resulting from fraud or the Willful and Material Breach by such Party of its representations, warranties, covenants, obligations or agreements set forth in the Merger Agreement. For the purposes of the Merger Agreement, “Willful and Material Breach” means a material breach, or a material failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of the Merger Agreement.

Fees and Expenses Following Termination.

The Merger Agreement provides that Boulder will pay, or cause to be paid, to Pinnacle by wire transfer of immediately available funds an amount equal to $21,300,000 (the “Boulder Termination Fee”):

(i)	if the Merger Agreement is terminated by Boulder in order to enter into, concurrently with the termination of the Merger Agreement, a Company Acquisition Agreement providing for the implementation of a Superior Proposal, in which case payment will be made concurrently with such termination;

(ii)	if the Merger Agreement is terminated by Pinnacle as a result of any Adverse Recommendation Change, in which case payment will be made within five business days following such termination; or

(iii)	if (A) a Takeover Proposal made after the date of the Merger Agreement will have been publicly made or publicly proposed to Boulder or otherwise becomes publicly known, in each case prior to the Acceptance Time, (B) thereafter the Merger Agreement is terminated by Boulder or Pinnacle as a result of the Acceptance Time not occurring before the Outside Date (and there has not been a failure of an Offer Condition described in clause (b) or (c)(i) of Section 15—“Conditions of the Offer”) or by Pinnacle pursuant to and in accordance with its right to terminate as a result of certain breaches by Boulder of its representations, warranties, covenants or agreements contained in the Merger Agreement (as described in Section 12—“The Transaction Documents—The Merger Agreement—Termination”), and (C) within twelve months following the date of such termination, Boulder enters into a definitive contract with respect to any transaction specified in the definition of “Takeover Proposal” or any such transaction is consummated, in each case whether or not involving the same Takeover Proposal or the person making the Takeover Proposal referred to in clause (A), in which case payment will be made within five business days following the earlier of the date on which Boulder (x) enters into such contract or (y) consummates such transaction. For purposes of the foregoing clauses (A) and (C) only, references in the definition of the term “Takeover Proposal” to the figure “20%” are deemed to be replaced by “50%.”

The Confidentiality Agreement

Boulder and Pinnacle entered into a confidentiality letter agreement, dated as of August 20, 2015 (the “Confidentiality Agreement”), pursuant to which Pinnacle agreed that, subject to certain limitations, certain information related to Boulder or its affiliates furnished to Pinnacle or its subsidiaries and its and their respective representatives (each, a “Receiving Party”), will be used by the Receiving Party solely for the purpose of evaluating, negotiating and executing a possible negotiated transaction between or involving Pinnacle and Boulder, and would be kept confidential, except as otherwise provided in the Confidentiality Agreement. Pinnacle also agreed, among other things, to certain “standstill” provisions which prohibit Pinnacle and its representatives from taking certain actions with respect to Boulder for a period ending on the eighteen-month anniversary of the date of the Confidentiality Agreement. In addition, Pinnacle agreed, subject to certain exceptions, that certain information, including information that related to Boulder and the existence of a possible transaction involving Pinnacle and Boulder, will be kept confidential.

The foregoing summary description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is attached as an exhibit to the Schedule TO.

13. Purpose of the Offer; No Stockholder Approval; Plans for Boulder.

Purpose of the Offer. The purpose of the Offer and the Merger is for Pinnacle, through the Purchaser, to acquire control of, and the entire equity interest in, Boulder, while allowing Boulder’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares pursuant to the Offer. Pursuant to the Merger, Pinnacle will acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable. After completion of the Offer and the Merger, Boulder will be a wholly owned subsidiary of Pinnacle.

Stockholders of Boulder who tender their Shares pursuant to the Offer will cease to have any equity interest in Boulder or any right to participate in its earnings and future growth after the Offer Closing. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in Boulder. On the other hand, after tendering their Shares pursuant to the Offer or the subsequent Merger, stockholders of Boulder will not bear the risk of any decrease in the value of Shares.

No Stockholder Approval. If the Offer is consummated, we do not anticipate seeking the approval of Boulder’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Boulder, in accordance with Section 251(h) of the DGCL.

Plans for Boulder. Assuming the Purchaser purchases a majority of the outstanding Shares (on a fully diluted basis) pursuant to the Offer, Pinnacle is entitled to, and if the Merger is not effected pursuant to Section 251(h) of the DGCL promptly following the consummation of the Offer, currently intends to, exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the Boulder Board.

At the Effective Time, Boulder’s certificate of incorporation and bylaws will be amended and restated in their entirety to conform to Exhibit B to the Merger Agreement, in the case of the certificate of incorporation, and bylaws of Purchaser in effect immediately before the Effective Time, in the case of the bylaws, and, as so amended, shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended in accordance therewith or with applicable law. The directors and officers of Purchaser immediately before the Effective Time will be, from and after the Effective Time, the directors and officers of the Surviving Corporation until their successors have been elected or appointed. See Section 12—“The Transaction Agreements—Organizational Documents, Directors and Officers of the Surviving Corporation” above.

Pinnacle and the Purchaser are conducting a detailed review of Boulder and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Pinnacle and the Purchaser will continue to evaluate the business and operations of Boulder during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Pinnacle intends to review such information as part of a comprehensive review of Boulder’s business, operations, capitalization and management with a view to optimizing development of Boulder’s potential in conjunction with Boulder’s or Pinnacle’s existing businesses. Possible changes could include changes in Boulder’s business, corporate structure, charter, bylaws, capitalization, board of directors and management. Plans may change based on further analysis and Pinnacle, the Purchaser and, after completion of the Offer and the Merger, the reconstituted Boulder Board, reserve the right to change their plans and intentions at any time, as deemed appropriate.

Except as disclosed in this Offer to Purchase, Pinnacle and the Purchaser do not have any present plan or proposal that would result in the acquisition by any person of additional securities of Boulder, the disposition of securities of Boulder, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Boulder or its subsidiaries or the sale or transfer of a material amount of assets of Boulder or its subsidiaries.

14. Dividends and Distributions.

The Merger Agreement provides that between the date of the Merger Agreement and the Effective Time, except as otherwise consented to by Pinnacle in writing (which consent will not be unreasonably withheld, delayed or conditioned), Boulder will not make, declare or pay any dividend or distribution on any shares of its capital stock.

15. Conditions of the Offer.

Capitalized terms used but not defined in this Section 15—“Conditions of the Offer” have the meanings ascribed to them in the Merger Agreement.

Notwithstanding any other provision of the Offer or the Merger Agreement, but subject to applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, the Purchaser will not be required to accept for payment or pay for any Shares if:

(a)	there has not been validly tendered and not validly withdrawn prior to the expiration of the Offer that number of Shares which, when added to the Shares, if any, already owned by Pinnacle and its Subsidiaries, but excluding, for the avoidance of doubt, any Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, would represent at least a majority of the sum of (A) all Shares then issued and outstanding and (B) all Shares that Boulder may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding in-the-money options, warrants or securities convertible or exchangeable into Shares, or other in-the-money rights to acquire or be issued shares of Common Stock (the “Minimum Tender Condition”);

(b)	the waiting period applicable to the purchase of Shares pursuant to the Offer or the consummation of the Merger under the HSR Act has not expired or been terminated (the “Regulatory Condition”);

(c)	any of the following conditions have occurred and are continuing at the time of expiration of the Offer or immediately prior to such payment:

(i)	any Governmental Authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect that enjoins or otherwise prohibits the consummation of the Offer or the Merger;

(ii)	since the date of the Merger Agreement, there has occurred a Company Material Adverse Effect;

(iii)	(A) the representations and warranties of Boulder set forth in Section 3.12(b) of the Merger Agreement are not be true and correct in all respects, at and as of such date, as though made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which are to be determined as of that specified date), (B) any of the representations and warranties of Boulder set forth in Sections 3.1, 3.3, 3.4, 3.8 (other than 3.8(d)), 3.27 or 3.28 of the Merger Agreement are not be true and correct in all material respects, without regard to any “materiality,” “Company Material Adverse Effect” or similar qualifications contained in them, at and as of such date, as though made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which are to be determined as of that specified date) or (C) any of the other representations and warranties of Boulder set forth in the Merger Agreement are not be true and correct in all respects, without regard to any “materiality,” “Company Material Adverse Effect” or similar qualifications contained in them, at and as of such date, as though made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which are to be determined as of that specified date), with only such exceptions as would not individually or in the aggregate have a Company Material Adverse Effect;

(iv)	Boulder has failed to perform in any material respect its obligations required to be performed by it under the Merger Agreement at or before such time;

(v)	the Merger Agreement has been terminated in accordance with its terms; or

(vi)	Pinnacle has failed to receive from Boulder a certificate, signed by an executive officer of Boulder, certifying that none of the conditions set forth in clauses (ii), (iii) or (iv) of this paragraph (c) are continuing as of the expiration of the Offer.

The foregoing conditions set forth in clause (c) are for the sole benefit of Pinnacle and the Purchaser and may be waived by Pinnacle or the Purchaser in whole or in part at any time and from time to time and in the sole discretion of Pinnacle or the Purchaser (except for the Minimum Tender Condition), subject in each case to the terms of the Merger Agreement and applicable Law. Any reference in this Section 15—“Conditions of the Offer” or in the Merger Agreement to a condition or requirement being satisfied will be deemed met if such condition or requirement is so waived. The foregoing conditions are in addition to, and not a limitation of, the rights of Pinnacle and the Purchaser to extend, terminate and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by Pinnacle, the Purchaser or any other Affiliate of Pinnacle at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

“Fully Diluted Shares” means, as of any time, the sum of (A) all Shares then issued and outstanding; and (B) all Shares that Boulder may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding in-the-money options, warrants or securities convertible or exchangeable into Shares, or other in-the-money rights to acquire or be issued Shares.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as otherwise set forth in this Offer to Purchase, based on Pinnacle’s and the Purchaser’s review of publicly available filings by Boulder with the SEC and other information regarding Boulder, Pinnacle and the Purchaser are not aware of any licenses or other regulatory permits that appear to be material to the business of Boulder and that might be adversely affected by the acquisition of Shares by the Purchaser or Pinnacle pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by the Purchaser or Pinnacle pursuant to the Offer. In addition, except as set forth below, Pinnacle and the Purchaser are not aware of any filings, approvals or other actions by or with any Governmental Authority or administrative or regulatory agency that would be required for Pinnacle’s and the Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Pinnacle and the Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Boulder’s or Pinnacle’s business or that certain parts of Boulder’s or Pinnacle’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 15—“Conditions of the Offer.”

Litigation. On December 7, 2015, Dennis Palkon and Edward Donahue (collectively, the “Plaintiffs”) filed a class action lawsuit in District Court, County of Boulder, State of Colorado. The case is captioned Palkon v. Leighton, No. 2015CV031409. The case is purportedly filed on behalf of the stockholders of Boulder against the Boulder Board, Purchaser and Pinnacle, alleging, among other things, that Boulder’s directors breached their fiduciary duties by allegedly agreeing to sell Boulder for personal benefits at a price which undervalued Boulder and by allegedly failing to take steps to maximize the sale price of Boulder and engaging in an unfair process at an inadequate price and that Pinnacle and Purchaser aided and abetted these breaches. The Plaintiffs seek injunctive relief, including enjoining the Merger and rescinding it if consummated, as well as costs and disbursements of the action. If the Plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Transactions, such an injunction may prevent the completion of the Transactions in the expected timeframe (or altogether). Defendants believe that this suit lacks merit and intend to vigorously defend against these claims. It is possible that additional similar complaints may be filed in the future.

United States Antitrust Compliance. Under the HSR Act, and the rules and regulations promulgated thereunder by the FTC, certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Pinnacle by virtue of the Purchaser’s acquisition of Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties are preparing and will promptly file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Under the HSR Act, the required waiting period will expire at 11:59 pm, New York City time on the fifteenth calendar day after the filing by Pinnacle, unless earlier terminated by the FTC and the Antitrust Division or Pinnacle receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request is issued, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of ten calendar days following the date of Pinnacle’s substantial compliance with that request. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. Although Boulder is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Boulder’s failure to make its filing nor comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as the Purchaser’s acquisition of the Shares in the Offer and the Merger. At any time before or after the Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking a court order (i) to enjoin the purchase of Shares in the Offer and the Merger, (ii) to require the divestiture of Shares purchased in the Offer and Merger or (iii) to require the divestiture of substantial assets of Pinnacle, Boulder or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 15—“Conditions of the Offer.”

Each of Boulder and Pinnacle intend to promptly file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer.

Pinnacle and the Purchaser cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

No Stockholder Approval. Boulder has represented in the Merger Agreement that the execution, delivery and performance of the Merger Agreement by Boulder and the consummation by Boulder of the Offer and the Merger have been duly and validly authorized by all necessary corporate action on the part of Boulder, and no other corporate proceedings on the part of Boulder are necessary to authorize the Merger Agreement or to consummate the Offer and the Merger (other than the filing and recordation of appropriate merger documents as required by the DGCL). If the Offer is consummated, we do not anticipate seeking the approval of Boulder’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a successful tender offer for a public corporation, the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without any action of the other stockholders of the target corporation. Therefore, Boulder, Pinnacle and the Purchaser have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the stockholders of Boulder to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL.

State Takeover Laws. A number of states (including Delaware, where Boulder is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. Boulder has, in its certificate of incorporation, opted out of Section 203 of the DGCL, and therefore Section 203 of the DGCL is inapplicable to the Transactions.

The Purchaser has not attempted to comply with any other state takeover laws in connection with the Offer or the Merger. To the extent that the provisions of other state takeover statutes purport to apply to the Offer or the Merger, the Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce. However, the Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement and the other agreements and transactions referred to therein, as applicable, the Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or purchase the Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Conditions of the Offer.”

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place pursuant to Section 251(h) of the DGCL stockholders who have not tendered their Shares pursuant to the Offer and who comply with the applicable legal requirements will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares, together with interest, as determined by the Delaware Court of Chancery. This value may be the same, more or less than the price that the Purchaser is offering to pay you in the Offer and the Merger. Moreover, the Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex III to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, and twenty days after the date of mailing of the notice of appraisal rights in the Schedule 14D-9 (which date of mailing is December 9, 2015), deliver to Boulder at the address indicated below, a demand in writing for appraisal of such Shares, which demand must reasonably inform Boulder of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the rights of Boulder’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights. A copy of Section 262 of the DGCL is included as Annex III to the Schedule 14D-9.

Appraisal rights cannot be exercised at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your shares but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

Foreign Laws. Based on a review of the information currently available relating to the countries and businesses in which Boulder and Pinnacle are engaged, Pinnacle and the Purchaser are not aware of any material filing or approval in any foreign country that is required in order to consummate the Offer and the Merger.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (i) Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (ii) the Merger or other business combination is consummated within one year after the purchase of Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Pinnacle nor the Purchaser believes that Rule 13e-3 will be applicable to the Merger.

17. Fees and Expenses.

Pinnacle and the Purchaser have retained D.F. King & Co., Inc. to be the Information Agent, Perella Weinberg Partners LP to be the Dealer Manager and American Stock Transfer & Trust Company, LLC to be the Depositary for the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent, the Dealer Manager and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Pinnacle nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, the Dealer Manager and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Banks, brokers, dealers and other nominees will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous.

The Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, the Purchaser will make a good faith effort to comply with that state statute. If, after a good faith effort, the Purchaser cannot comply with the state statute, the Purchaser will not make the Offer to, nor will the Purchaser accept tenders from or on behalf of, the holders of Shares in that state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Pinnacle and the Purchaser have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 9—“Certain Information Concerning Pinnacle and the Purchaser—Available Information.”

The Offer does not constitute a solicitation of proxies for any meeting of Boulder’s stockholders. Any solicitation that the Purchaser or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Pinnacle, the Purchaser, Boulder or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

No person has been authorized to give any information or to make any representation on behalf of Pinnacle or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of the Purchaser, the Depositary, the Dealer Manager or the Information Agent for the purpose of the Offer.

Slope Acquisition Inc.

December 9, 2015

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PINNACLE AND THE PURCHASER

The name, country of citizenship, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Pinnacle and the Purchaser and certain other information are set forth below. The business address of each director and executive officer of Pinnacle is c/o Pinnacle Foods Inc., 399 Jefferson Road, Parsippany, New Jersey 07054, and the current phone number is (973) 541-6620. The business address of each director and executive officer of the Purchaser is c/o Pinnacle Foods Inc., 399 Jefferson Road, Parsippany, New Jersey 07054, and the current phone number is (973) 541-6620.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Roger Deromedi United States of America Non-Executive Chairman and Director of Pinnacle	Roger Deromedi was appointed Non-Executive Chairman of the Board in 2009, and is a Director of Pinnacle. Mr. Deromedi previously served as an Executive Advisor (Independent Contractor) to Blackstone in the Consumer Goods Sector from July 2013 to July 2015. Previously, Mr. Deromedi was Executive Chairman of the Board from April 2007 to July 2009. Prior thereto, Mr. Deromedi served as Chief Executive Officer of Kraft Foods Inc. from December 2003 to June 2006. Prior to that, Mr. Deromedi was co-Chief Executive Officer, Kraft Foods Inc. and President and Chief Executive Officer, Kraft Foods International since 2001. Mr. Deromedi was President and Chief Executive Officer of Kraft Foods International from 1999 to 2001 and previously held a series of increasingly responsible positions since joining General Foods, Kraft’s predecessor company, in 1977. Mr. Deromedi is Vice-Chairman of the Rainforest Alliance, on the Board of Directors of the Joffrey Ballet, and on the Board of Trustees of the Field Museum of Natural History.

Ann Fandozzi United States of America Director of Pinnacle	Ann Fandozzi is a Director of Pinnacle and is Chair of the Nominating and Corporate Governance Committee and a member of the Compensation Committee. Ms. Fandozzi has been chosen by the Board to preside at the regularly scheduled executive sessions of the directors. Ms. Fandozzi is President & Chief Executive Officer of vRide, a ride sharing platform that offers commuters an economical and stress-free way to work, since June 2012. From 2007 to 2012, Ms. Fandozzi served in senior management positions with Whirlpool Corporation. Her most recent role was Corporate Vice President of the Global e-business, Direct to Consumer and Sears/Kenmore units. Previously, Ms. Fandozzi served at

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
DaimlerChrysler Corporation as Global Executive Director of Family Vehicles from 2002 to 2007. Ms. Fandozzi’s previous experience also includes roles at Ford Motor Company, McKinsey and Company, Wharton Financial Institutions Center and Lockheed Martin.

Robert J. Gamgort United States of America Chief Executive Officer and Director of Pinnacle	Robert J. Gamgort was appointed Chief Executive Officer and Director of Pinnacle effective July 13, 2009. From September 2002 to April 2009, Mr. Gamgort served as North American President for Mars Incorporated, where he managed the company’s portfolio of confectionery, main meal, pet food and retail businesses in North America. Mr. Gamgort joined Mars in 1998, initially serving as Vice President of Marketing for M&M / Mars and then as General Manager of its Chocolate Unit. Prior to joining Mars, Mr. Gamgort served as President of Major League Baseball Properties. Mr. Gamgort began his career at General Foods, which later merged with and became Kraft Foods, where he served in key marketing, sales, corporate strategy, and general management roles.

Jane Nielsen United States of America Director of Pinnacle	Jane Nielsen is a Director of Pinnacle and is Chair of the Compensation Committee and a member of the Audit Committee. Ms. Nielsen has been the Executive Vice President and Chief Financial Officer of Coach, Inc. since September 2011. Ms. Nielsen joined Coach, Inc. from PepsiCo, Inc., where from 2009 until September 2011 she was Senior Vice President and Chief Financial Officer of PepsiCo Beverages Americas and the Global Nutrition Group, with combined revenues of $17 billion. In her role, Ms. Nielsen was responsible for all financial management including financial reporting, performance management, capital allocation and strategic planning. From 1996 to 2009, Ms. Nielsen held successively senior roles in finance with PepsiCo, as well as with Pepsi Bottling Group, including in the areas of Mergers & Integration, Investor Relations and Strategic Planning. From 1990 until joining PepsiCo in 1996, Ms. Nielsen was with Marakon Associates, a global strategy consulting firm, and began her career in 1986 at Credit Suisse First Boston as an analyst.

Micky Pant United States of America Director of Pinnacle	Micky Pant became a Director of Pinnacle and a member of the Audit and Nominating and Corporate Governance Committees on December 10, 2014.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Mr. Pant has been the Chief Executive Officer of Yum! Restaurants China since August 2015. From January 2014 to August 2015, Mr. Pant served as the Chief Executive Officer of KFC, a subsidiary of Yum! Brands, Inc. In his years with Yum!, Pant has held a number of leadership positions including CEO of YRI, President of Global Branding for Yum! Brands, President and Chief Marketing Officer for YRI, Global Chief Concept Officer for Yum! Brands and President of Taco Bell International. Prior to joining Yum!, Mr. Pant built a foundation in marketing and international business with 15 years at Unilever in India and the UK. Mr. Pant also worked at PepsiCo and Reebok before joining Yum!. While he was CMO, Reebok received two Golden Lions at Cannes, considered widely as the highest recognition in advertising. He was also named Interactive Marketer of the Year by AdWeek in 2003.

Raymond P. Silcock United Kingdom Director of Pinnacle	Raymond Silcock is a Director of Pinnacle. Mr. Silcock was appointed Audit Committee Chairman effective May 2008 and is a member of the Compensation Committee. Mr. Silcock is the Chief Financial Officer of Diamond Foods Inc. and previously was the Chief Financial Officer for The Great Atlantic and Pacific Tea Company since its emergence from bankruptcy in March 2012 until February 28, 2013 and was the Head of Finance from December 2011 to March 2012. From December 2009 to December 2011, he was an independent management consultant with clients including The Great Atlantic and Pacific Tea Company and Palm Ventures LLC. From September 2009 to December 2009, Mr. Silcock was the Executive Vice President and Chief Financial Officer of KB Home, and prior to that served as Senior Vice President and Chief Financial Officer of UST Inc. from July 2007 to April 2009. Before joining UST, Mr. Silcock was Executive Vice President and Chief Financial Officer of Swift & Company from 2006 to 2007 when the company was acquired by JBS S.A. Prior to that, Mr. Silcock was Executive Vice President and Chief Financial Officer of Cott Corporation from 1998 to 2005. In addition, Mr. Silcock spent 18 years with Campbell Soup Company, serving in a variety of progressively more responsible roles, culminating as Vice President, Finance for the Bakery and Confectionary Division. Mr. Silcock served on the Boards of Prestige Brand Holdings Inc. from 2006 to 2009 and American Italian Pasta Company from 2006 to 2007.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Yannis Skoufalos Greece Director of Pinnacle	Yannis Skoufalos became a Director of Pinnacle and a member of the Compensation Committee and the Nominating and Corporate Governance Committee on September 16, 2015. Mr. Skoufalos is Global Product Supply Officer of The Procter & Gamble Company (P&G) and has served in that position since 2011. Since joining P&G in 1984, Mr. Skoufalos has held roles of increasing responsibility in engineering, manufacturing and product supply in various global geographies. Mr. Skoufalos serves as a member of the Board of Directors for the National Association of Manufacturers and on the Board of Trustees for The Manufacturing Institute.

Mark Jung Canada Director of Pinnacle	Mark Jung became a Director of Pinnacle and a member of the Audit Committee and Nominating and Corporate Governance Committee on December 8, 2015. Mr. Jung is a consultant to ABRY Partners, a private equity firm, since March 2015. From May 2013 to March 2015, Mr. Jung served as Executive Chairman of OL2, Inc., a leading cloud solutions provider for gaming and graphics-rich applications. From February 2012 to May 2013, Mr. Jung served as an Operating Partner at Khosla Ventures, LLC, a private venture capital fund. From December 2008 to January 2012, Mr. Jung served as an independent board member and advisor to a variety of technology companies. Mr. Jung currently serves as a member of the board of directors of DataXu, Inc., a software developer for online marketing, InMar, Inc., a provider of coupon processing and logistics services, Interviewstreet Incorporation (which is also known as HackerRank), a technical recruiting platform company, Lett.rs, LLC, a mobile social media platform provider, and World Golf Tour, Inc. (which is also known as WGT Media), a sports software company.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand or courier:
American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Bankers and Brokers Call: (212) 269-5550

Others Call Toll Free: (800) 499-8159

The Dealer Manager for the Offer is:

767 Fifth Avenue

New York, New York 10153

Call toll free: (888) 479-7463